SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

26 July 2023
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 26 July 2023 re: 2023 Half-Year Results - Part 1 of 2

Lloyds Banking Group plc

2023 Half-Year Results

26 July 2023

 Part 1 of 2

CONTENTS
Results for the half-year	1
Income statement - underlying basis and key balance sheet metrics	3
Quarterly information	4
Balance sheet analysis	5
Group results - statutory basis	6
Group Chief Executive's statement	7
Summary of Group results	9
Segmental analysis - underlying basis	17

Divisional results
Retail	19
Commercial Banking	21
Insurance, Pensions and Investments	23
Equity Investments and Central Items	26

Alternative performance measures	27

Risk management
Principal risks and uncertainties	33
Capital risk	35
Credit risk	41
Funding and liquidity risk	58
Interest rate sensitivity	62

Statutory information
Condensed consolidated half-year financial statements (unaudited)	63
Consolidated income statement	64
Consolidated statement of comprehensive income	65
Consolidated balance sheet	66
Consolidated statement of changes in equity	68
Consolidated cash flow statement	71
Notes to the condensed consolidated half-year financial statements	72

Statement of directors' responsibilities	121
Independent review report to Lloyds Banking Group plc	122
Key dates	123
Basis of presentation	123
Forward looking statements	124
Contacts	125

Alternative performance measures

The Group uses a number of alternative performance measures, including underlying profit, in the description of its business performance and financial position. These measures are labelled with a superscript 'A' throughout this document. Further information on these measures is set out on page 27. Unless otherwise stated, commentary on pages 1 to 2 and on pages 7 to 8 is given on an underlying basis.

Forward looking statements

This news release contains forward looking statements. For further details, reference should be made to page 124.

RESULTS FOR THE HALF-YEAR

"We know that rising interest rates, cost of living pressures and an uncertain economic outlook are proving challenging for many people and businesses. Guided by our purpose of Helping Britain Prosper, we remain fully focused on proactively supporting our customers and helping them navigate the current environment.

The Group delivered a robust financial performance in the first half of 2023 with strong net income and capital generation alongside resilient asset quality.

We continue to make good progress on delivering our strategic initiatives. Combined with our franchise resilience, this better positions us to support our customers, both today and in the future."

 Charlie Nunn,
Group Chief Executive

Fully focused on proactively supporting customers

●  Proactively contacting customers to offer cost of living support, including more than 200,000 mortgage customers, alongside committing to the Government's Mortgage Charter

●  Contact with more than 550,000 business customers to offer guidance on building financial resilience

●  Supporting customers to develop financial resilience; contacted over 10 million customers about savings options, with 1.9 million new savings accounts opened in the first half in response to the Group's higher rates and enhanced offering

Robust financial performance and consistent delivery supporting higher interim dividend

●  Continuing to deliver on strategic ambitions and well positioned to deliver for all stakeholders

●  Statutory profit after tax of £2.9 billion, with net income of £9.2 billion up 11 per cent (stable on the second half of 2022), partly offset by expected higher operating costs and impairment charge. Strong return on tangible equity of 16.6 per cent in the first half of 2023 and 13.6 per cent in the second quarter

●  Statutory profit after tax in the second quarter of £1.2 billion, reflecting broadly stable income compared to the first quarter, offset by increases in operating lease depreciation, operating costs and impairment charges

●  Underlying net interest income of £7.0 billion, with a net interest margin of 3.18 per cent. Net interest margin of 3.14 per cent in the second quarter, down 8 basis points compared to the first, given expected headwinds from mortgage and deposit pricing. Average interest-earning assets of £453.8 billion, stable compared to the fourth quarter of 2022

●  Other income of £2.5 billion, 7 per cent higher, reflecting continued recovery of customer activity and ongoing investment in the business, building confidence in growth potential

●  Operating lease depreciation of £356 million, up 67 per cent, given depreciation cost of higher value vehicles, the Tusker acquisition, lower gains on disposal and recent declines in electric vehicle used car prices

●  Operating costs of £4.4 billion, up 6 per cent. The Group has maintained its cost discipline in the context of higher planned strategic investment, new business costs and continued inflationary pressure

●  Remediation charge of £70 million remains low, largely in relation to pre-existing programmes

●  Impairment charge of £0.7 billion and asset quality ratio of 29 basis points reflecting broadly stable credit trends. Asset quality remains resilient and the portfolio is well-positioned in the context of cost of living pressures

●  Loans and advances to customers reduced by £4.2 billion (£1.6 billion in the second quarter) to £450.7 billion, impacted by the first quarter £2.5 billion legacy mortgage portfolio exit and net reductions in the open mortgage book

●  Customer deposits of £469.8 billion down £5.5 billion (1.2 per cent), including £6.2 billion in Retail current accounts, partly offset by a £3.5 billion increase in Retail savings balances

●  Customer deposits in the second quarter benefited from broadly stable Retail balances. Commercial Banking balances were slightly lower including the expected reversal of short term placements, leading to an overall £3.3 billion reduction

●  Loan to deposit ratio of 96 per cent; large, high quality liquid asset portfolio with all assets hedged for interest rate risk

●  Strong capital generation of 111 basis points includes the full £800 million fixed pension contributions for 2023; 75 basis points after CRD IV model changes and phased unwind of IFRS 9 relief

●  Risk-weighted assets increased by £4.4 billion, including £3 billion anticipated impact of CRD IV model updates

●  Tangible net assets per share of 45.7 pence, slightly down on the end of 2022 and down 3.9 pence per share in the second quarter, largely due to the impact of rising rates on the cash flow hedge reserve

●  Interim ordinary dividend of 0.92 pence per share, up 15 per cent on the prior year and equivalent to £594 million

●  CET1 ratio of 14.2 per cent after 44 basis points for ordinary dividend accrual and 21 basis points for the Tusker acquisition. Remains ahead of ongoing target of c.12.5 per cent, plus a management buffer of c.1 per cent

RESULTS FOR THE HALF-YEAR (continued)

Enhancing guidance for 2023, delivering higher, more sustainable returns

Based on our purpose-driven strategy, robust financial performance and the Group's revised macroeconomic forecasts, we are enhancing our 2023 guidance and now expect:

●  Banking net interest margin to be greater than 310 basis points

●  Operating costs to be c.£9.1 billion

●  Asset quality ratio to be c.30 basis points

●  Return on tangible equity to be greater than 14 per cent

●  Capital generation to be c.175 basis points1

1  Excluding capital distributions and the impact of the Tusker acquisition. Inclusive of ordinary dividends received from the Insurance business.

INCOME STATEMENT - UNDERLYING BASISA AND KEY BALANCE SHEET METRICS
	Half-year to 30 Jun 2023 £m	Half-year to 30 Jun 2022 £m	Change %	Half-year to 31 Dec 2022 £m	Change %

Underlying net interest income	7,004	6,135	14	7,037
Underlying other income1	2,538	2,367	7	2,299	10
Operating lease depreciation	(356)	(213)	(67)	(160)
Net income	9,186	8,289	11	9,176
Operating costs1	(4,413)	(4,171)	(6)	(4,501)	2
Remediation	(70)	(79)	11	(176)	60
Total costs	(4,483)	(4,250)	(5)	(4,677)	4
Underlying profit before impairment	4,703	4,039	16	4,499	5
Underlying impairment charge	(662)	(377)	(76)	(1,133)	42
Underlying profit	4,041	3,662	10	3,366	20
Restructuring	(25)	(47)	47	(33)	24
Volatility and other items1	(146)	(466)	69	(1,700)	91
Statutory profit before tax	3,870	3,149	23	1,633
Tax expense1	(1,006)	(702)	(43)	(157)
Statutory profit after tax	2,864	2,447	17	1,476	94

Earnings per share1	3.9p	3.1p	0.8p	1.8p	2.1p
Dividends per share - ordinary	0.92p	0.80p	15	1.60p

Banking net interest marginA	3.18%	2.77%	41bp	3.10%	8bp
Average interest-earning banking assetsA	£453.8bn	£449.6bn	1	£454.3bn

Cost:income ratioA,1	48.8%	51.3%	(2.5)pp	51.0%	(2.2)pp
Asset quality ratioA	0.29%	0.17%	12bp	0.48%	(19)bp
Return on tangible equityA,1	16.6%	11.8%	4.8pp	7.4%	9.2pp

A  See page 27.

1  2022 comparatives have been restated to reflect the impact of IFRS 17. See page 123.

	At 30 Jun2023	At 30 Jun2022	Change %	At 31 Dec2022	Change %

Loans and advances to customers	£450.7bn	£456.1bn	(1)	£454.9bn	(1)
Customer deposits	£469.8bn	£478.2bn	(2)	£475.3bn	(1)
Loan to deposit ratioA	96%	95%	1pp	96%
CET1 ratio	14.2%	14.7%	(0.5)pp	15.1%	(0.9)pp
Pro forma CET1 ratioA,1	14.2%	14.8%	(0.6)pp	14.1%	0.1pp
UK leverage ratio	5.7%	5.3%	0.4pp	5.6%	0.1pp
Risk-weighted assets	£215.3bn	£209.6bn	3	£210.9bn	2
Wholesale funding	£103.5bn	£97.7bn	6	£100.3bn	3
Liquidity coverage ratio2	142%	142%		144%	(2)pp
Net stable funding ratio3	130%			130%
Tangible net assets per shareA,4	45.7p	51.4p	(5.7)p	46.5p	(0.8)p

1    30 June 2022 reflects the interim ordinary dividend received from the Insurance business in July 2022. 31 December 2022 reflects the interim ordinary dividend received from the Insurance business in February 2023 and the full impact of the announced share buyback, but excludes the impact of the phased unwind of IFRS 9 relief on 1 January 2023.

2  The liquidity coverage ratio is calculated as a monthly rolling simple average over the previous 12 months.

3  Net stable funding ratio is based on an average of the four previous quarters.

4  2022 comparatives have been restated to reflect the impact of IFRS 17. See page 123.

QUARTERLY INFORMATIONA
	Quarter ended 30 Jun 2023 £m	Quarter ended 31 Mar 2023 £m	Change %	Quarter ended 31 Dec 2022 £m	Quarter ended 30 Sep 2022 £m	Quarter ended 30 Jun 2022 £m	Quarter ended 31 Mar 2022 £m

Underlying net interest income	3,469	3,535	(2)	3,643	3,394	3,190	2,945
Underlying other income1	1,281	1,257	2	1,128	1,171	1,185	1,182
Operating lease depreciation	(216)	(140)	(54)	(78)	(82)	(119)	(94)
Net income	4,534	4,652	(3)	4,693	4,483	4,256	4,033
Operating costs1	(2,243)	(2,170)	(3)	(2,356)	(2,145)	(2,112)	(2,059)
Remediation	(51)	(19)		(166)	(10)	(27)	(52)
Total costs	(2,294)	(2,189)	(5)	(2,522)	(2,155)	(2,139)	(2,111)
Underlying profit before impairment	2,240	2,463	(9)	2,171	2,328	2,117	1,922
Underlying impairment charge	(419)	(243)	(72)	(465)	(668)	(200)	(177)
Underlying profit	1,821	2,220	(18)	1,706	1,660	1,917	1,745
Restructuring	(13)	(12)	(8)	(11)	(22)	(23)	(24)
Volatility and other items1	(198)	52		(638)	(1,062)	(289)	(177)
Statutory profit before tax	1,610	2,260	(29)	1,057	576	1,605	1,544
Tax expense1	(387)	(619)	37	(75)	(82)	(303)	(399)
Statutory profit after tax	1,223	1,641	(25)	982	494	1,302	1,145

Banking net interest marginA	3.14%	3.22%	(8)bp	3.22%	2.98%	2.87%	2.68%
Average interest-earning banking assetsA	£453.4bn	£454.2bn		£453.8bn	£454.9bn	£451.2bn	£448.0bn

Cost:income ratioA,1	50.6%	47.1%	3.5pp	53.7%	48.1%	50.3%	52.3%
Asset quality ratioA	0.36%	0.22%	14bp	0.38%	0.57%	0.17%	0.16%
Return on tangible equityA,1	13.6%	19.1%	(5.5)pp	11.0%	4.2%	13.0%	10.7%

Loans and advances to customers	£450.7bn	£452.3bn		£454.9bn	£456.3bn	£456.1bn	£451.8bn
Customer deposits	£469.8bn	£473.1bn	(1)	£475.3bn	£484.3bn	£478.2bn	£481.1bn
Loan to deposit ratioA	96%	96%		96%	94%	95%	94%

Risk-weighted assets	£215.3bn	£210.9bn	2	£210.9bn	£210.8bn	£209.6bn	£210.2bn
Tangible net assets per shareA,1	45.7p	49.6p	(3.9)p	46.5p	44.5p	51.4p	53.7p

1    2022 comparatives have been restated to reflect the impact of IFRS 17. See page 123.

BALANCE SHEET ANALYSIS
	At 30 Jun 2023 £bn	At 31 Mar 2023 £bn	Change %	At 30 Jun 20221 £bn	Change %	At 31 Dec 2022 £bn	Change %

Loans and advances to customers
Open mortgage book	297.9	298.6		296.6		299.6	(1)
Closed mortgage book	8.5	8.9	(4)	13.1	(35)	11.6	(27)
Credit cards	14.9	14.4	3	14.2	5	14.3	4
UK Retail unsecured loans	9.3	9.0	3	8.5	9	8.7	7
UK Motor Finance	14.9	14.7	1	14.2	5	14.3	4
Overdrafts	1.0	1.0		1.0		1.0
Wealth	0.9	0.9		1.0	(10)	0.9
Retail other2	14.5	14.2	2	12.5	16	13.8	5
Small and Medium Businesses	35.5	36.4	(2)	41.1	(14)	37.7	(6)
Corporate and Institutional Banking	56.6	56.7		55.7	2	56.0	1
Central items3	(3.3)	(2.5)	(32)	(1.8)	(83)	(3.0)	(10)
Loans and advances to customers	450.7	452.3		456.1	(1)	454.9	(1)

Customer deposits
Retail current accounts	107.8	110.5	(2)	113.4	(5)	114.0	(5)
Retail relationship savings accounts	169.4	166.7	2	165.8	2	166.3	2
Retail tactical savings accounts	16.5	16.4	1	16.9	(2)	16.1	2
Wealth	12.2	12.9	(5)	14.9	(18)	14.4	(15)
Commercial Banking deposits	163.6	166.5	(2)	166.7	(2)	163.8
Central items	0.3	0.1		0.5	(40)	0.7	(57)
Total customer deposits	469.8	473.1	(1)	478.2	(2)	475.3	(1)

1    The portfolios shown reflect the new organisation structure; comparatives have been presented on a consistent basis. See page 123.

2    Primarily Europe.

3  Central items includes central fair value hedge accounting adjustments. 30 June 2022 included a £200 million ECL central adjustment that was not allocated to specific portfolios. In the third quarter of 2022 this central adjustment was released.

GROUP RESULTS - STATUTORY BASIS

The results below are prepared in accordance with the recognition and measurement principles of International Financial Reporting Standards (IFRSs). The underlying results are shown on page 3.

Summary income statement	Half-year to 30 Jun 2023 £m	Half-year to 30 Jun 20221 £m	Change %	Half-year to 31 Dec 20221 £m	Change %

Net interest income	6,798	6,037	13	6,885	(1)
Other income	8,097	(18,030)		(238)
Total income	14,895	(11,993)		6,647
Net finance income in respect of insurance and investment contracts	(5,589)	19,941		946
Total income, after net finance income in respect of insurance and investment contracts	9,306	7,948	17	7,593	23
Operating expenses	(4,774)	(4,418)	(8)	(4,819)	1
Impairment	(662)	(381)	(74)	(1,141)	42
Profit before tax	3,870	3,149	23	1,633
Tax expense	(1,006)	(702)	(43)	(157)
Profit for the period	2,864	2,447	17	1,476	94

Profit attributable to ordinary shareholders	2,572	2,190	17	1,199
Ordinary shares in issue (weighted-average - basic)	66,226m	70,192m	(6)	67,524m	(2)
Basic earnings per share	3.9p	3.1p	0.8p	1.8p	2.1p

Summary balance sheet	At 30 Jun 2023 £m	At 30 Jun 20221 £m	Change %	At 31 Dec 20221 £m	Change %
Assets
Cash and balances at central banks	95,522	86,717	10	91,388	5
Financial assets at fair value through profit or loss	191,525	179,606	7	180,769	6
Derivative financial instruments	23,670	29,734	(20)	24,753	(4)
Financial assets at amortised cost	510,908	529,434	(3)	520,322	(2)
Financial assets at fair value through other comprehensive income	22,232	24,329	(9)	23,154	(4)
Other assets	38,947	35,987	8	33,008	18
Total assets	882,804	885,807		873,394	1

Liabilities
Deposits from banks	6,222	7,470	(17)	7,266	(14)
Customer deposits	469,813	478,215	(2)	475,331	(1)
Repurchase agreements at amortised cost	44,622	48,175	(7)	48,596	(8)
Financial liabilities at fair value through profit or loss	23,777	19,735	20	17,755	34
Derivative financial instruments	23,662	26,531	(11)	24,042	(2)
Debt securities in issue	79,264	74,284	7	73,819	7
Liabilities arising from insurance and investment contracts	155,509	147,739	5	149,754	4
Other liabilities	25,596	25,165	2	22,190	15
Subordinated liabilities	9,857	10,773	(9)	10,730	(8)
Total liabilities	838,322	838,087		829,483	1
Total equity	44,482	47,720	(7)	43,911	1
Total equity and liabilities	882,804	885,807		873,394	1

1  Restated for presentational changes and for the adoption of IFRS 17; see notes 1 (page 72) and 24 (page 114).

GROUP CHIEF EXECUTIVE'S STATEMENT

We set out our ambitious new strategy last year and are making good progress. Since that time, the macroeconomic environment has changed significantly. We are seeing higher and more persistent inflation, driving a significant increase in interest rates and a slower economic recovery than we had anticipated. Our strategy remains the right one, but in this context and guided by our purpose of Helping Britain Prosper, we have increased our focus on proactively supporting our customers, helping them navigate the current environment.

The Group is performing well and has delivered a robust financial performance in the first half of the year with continued income growth. This performance, alongside continued business momentum, has enabled our enhanced customer support and positions the Group well for the future. It has also enabled the Board to announce an interim ordinary dividend of 0.92 pence per share, up 15 per cent on the first half of 2022.

We have made good progress on our strategic ambitions and we are on track to deliver our targets, with the aim of growing our business and deepening relationships with our customers, meeting more of their financial needs. We believe our purpose-driven strategy will deliver higher, more sustainable returns, whilst better positioning the Group to support customers now and in the future.

Supporting our customers

We know that many people and businesses are experiencing significant challenges given inflationary pressures and higher interest rates. Our purpose-driven business model and strong financial foundations enable us to provide enhanced support to our customers.

We are continuing to proactively contact our customers to offer support due to the rising cost of living, including over 200,000 mortgage customers most affected by rising interest rates. We have also offered c.260,000 customers a £500 interest free overdraft buffer since the start of 2023. We have committed to the Government's Mortgage Charter and product transfers are now available six months in advance for residential mortgage customers1. To enable our customers to build their financial resilience and develop a savings habit, we continue to launch competitive rated fixed products and have expanded our offering to include tiered rates and limited withdrawal accounts with attractive rates, as well as raising rates on instant access savings accounts. We have contacted over 10 million customers about their savings options and have seen 1.9 million new savings accounts opened in the first half of 2023.

Whilst our business customers continue to demonstrate resilience, we continue to proactively contact more than 550,000 customers with guidance on how to build financial resilience. We have launched a hub in partnership with Mental Health UK to support small business leaders and owners.

Robust financial performance

In the first six months, we delivered a robust financial performance with business trends developing in line with our expectations.

Statutory profit after tax of £2.9 billion was up 17 per cent on the first half of 2022, albeit the second quarter was down 25 per cent on the first quarter. Net income increased 11 per cent to £9.2 billion in the first half, supported by a strengthened banking net interest margin, broadly stable average interest-earning assets compared to year end and the continued recovery in other income. The banking net interest margin reduced 8 basis points in the second quarter compared to the first quarter, as a result of expected headwinds from mortgage and deposit pricing. Operating costs of £4.4 billion increased by 6 per cent with cost discipline maintained in the context of higher planned strategic investment, costs associated with new businesses and expected inflationary effects. Asset quality remains resilient and the impairment charge of £0.7 billion reflects our broadly stable credit metrics.

Loans and advances to customers decreased by £4.2 billion in the half to £450.7 billion. This was largely the result of the £2.5 billion exit of legacy retail mortgage loans in the first quarter and modest net reductions in the open mortgage book. Customer deposits were down 1.2 per cent in the first half of the year at £469.8 billion. Retail balances were broadly stable in the second quarter as current account balances have reduced but savings balances have grown.

Underpinned by this robust financial performance, the Group generated 111 basis points of CET1 capital in the first half of 2023, enabling the Board to announce an interim ordinary dividend of 0.92 pence per share, an increase of 15 per cent on prior year and in line with our progressive and sustainable ordinary dividend policy.

As usual, the Board will continue to give due consideration at each year end to the return of any surplus capital. In February this year, the Board decided to return surplus capital through a share buyback programme of up to £2.0 billion. As at 30 June 2023, the programme had completed £1.5 billion of the buyback, with c.3.3 billion ordinary shares purchased.
GROUP CHIEF EXECUTIVE'S STATEMENT (continued)

Focusing on serving all stakeholders, making progress on our strategic priorities

We have a purpose-driven strategy. Core to this is our focus on contributing to an inclusive society and supporting the transition to a low carbon economy, while creating new opportunities for our future growth. Our initiatives in building a more inclusive society include lending £5.6 billion to first time buyers and supporting c.£1 billion of funding to the social housing sector in the first half of the year. We have launched our new partnership with the homelessness charity Crisis and together we believe we can help end homelessness. Importantly, we remain on track to reach our gender and ethnic diversity ambitions by 2025 and have announced a new ambition to double the representation of colleagues with a disability in senior roles by 2025.

To help support the transition to a low carbon economy we have funded c.£20 billion of green and sustainable financing2 since January 2022 and made more than £20 billion of discretionary investments in climate-aware strategies3 through Scottish Widows since January 2021. In the first half of the year, we launched a new sustainability hub and training modules for mortgage brokers to promote sustainability in housing and agreed to partner with the Green Finance Institute to develop a blueprint for property-linked retrofit finance.

We are now in the second year of our five-year strategic transformation. Having laid the foundations in 2022, we are now building momentum across our strategic initiatives, as well as realising business and financial benefits. In the first half of 2023, we accelerated our deployment, investing a further £0.6 billion to reach c.£1.4 billion to date. We are now at the halfway stage for the 2024 targeted outcomes that we outlined last year and are on track to deliver against these, whilst surpassing our targets on some. For example, we now have 20.6 million digitally active customers, up c.13 per cent since the end of 2021 and are already ahead of our 2024 ambition. We have reduced our office footprint by c.20 per cent over the same period as we progress towards a reduction of more than 30 per cent by the end of 2024. Our progress is split across all of our strategic priority areas, alongside the strategic enablers of people, technology and data. It provides us with confidence that we are on track to deliver c.£0.7 billion of additional revenues from strategic initiatives and          c.£1.2 billion of gross cost savings by the end of 2024. We continue to believe our strategy is the right one to position the Group for success over both the medium and long-term. We are encouraged by the progress we have made.

Enhancing guidance for 2023, delivering higher, more sustainable returns

Although the macroeconomic outlook remains uncertain, our people, business model and financial strength ensure that we can continue to support our customers and Help Britain Prosper. As we continue to make progress against our strategic ambitions we remain confident that successful delivery will create a more sustainable business and deliver increased shareholder returns in the medium to longer-term. Based on our purpose-driven strategy, robust financial performance and the Group's revised macroeconomic forecasts, we are enhancing our 2023 guidance and now expect:

●  Banking net interest margin to be greater than 310 basis points

●  Operating costs to be c.£9.1 billion

●  Asset quality ratio to be c.30 basis points

●  Return on tangible equity to be greater than 14 per cent

●  Capital generation to be c.175 basis points4

1    Product transfers available for residential customers in arrears (Halifax, Lloyds Bank and the majority of Bank of Scotland customers). Advanced product transfers available to Halifax and Lloyds Bank customers.

2  Since 1 January 2022, c.£6bn green mortgage lending (at 31 March 2023), c.£4 billion financing for electric vehicles and plug-in hybrid electric vehicles, c.£11 billion sustainable finance for corporate and institutional clients (at 30 June 2023).

3    Since 1 January 2022, c.£20 billion discretionary investment in climate aware strategies through Scottish Widows.

4  Excluding capital distributions and the impact of the Tusker acquisition. Inclusive of ordinary dividends received from the Insurance business.

SUMMARY OF GROUP RESULTSA

Robust financial performance and consistent delivery supporting higher interim dividend

Statutory results

The Group's statutory profit before tax for the first half of 2023 was £3,870 million, 23 per cent higher than the same period in 2022, benefiting from higher net income, partly offset by operating expense and impairment charge increases. Statutory profit after tax was £2,864 million (half-year to 30 June 2022: £2,447 million). In the second quarter of the year, statutory profit before tax was £1,610 million and statutory profit after tax was £1,223 million, lower than the first quarter.

The Group's statutory income statement includes income and expenses attributable to the policyholders of the Group's long-term assurance funds. These items materially offset in arriving at profit before tax but can, depending on market movements, lead to significant variances on a statutory basis between total income and net finance income in respect of insurance and investment contracts from one period to the next. In the first half of 2023, due to market conditions, the Group recognised net gains on policyholder investments within total income, which were materially offset by the corresponding decrease in net finance income in respect of insurance and investment contracts.

Total income, after net finance income in respect of insurance and investment contracts for the first half of 2023 was £9,306 million, an increase of 17 per cent on the same period in 2022, primarily reflecting higher net interest income in the period. Net interest income of £6,798 million was up 13 per cent on the prior year, driven by stronger margins and higher average interest-earning banking assets, supported by growth in the open mortgage book, Retail unsecured and European retail business.

Other income amounted to a gain of £8,097 million in the half-year to 30 June 2023, compared to a loss of £18,030 million in the same period in 2022. Net finance income in respect of insurance and investment contracts was a loss of £5,589 million in the first half of 2023 compared to a gain of £19,941 million in the first half of 2022, reflecting improved global equity markets.

The Group maintained its focus on cost management, whilst increasing strategic investment as planned. Total operating expenses of £4,774 million were 8 per cent higher than in the prior year. This reflects higher planned strategic investment, new business costs and inflationary effects. In the first half of 2023 the Group recognised remediation costs of £70 million largely in relation to pre-existing programmes (half-year to 30 June 2022: £79 million). The higher operating lease depreciation charge reflected the depreciation cost of higher value vehicles, the Tusker acquisition, lower gains on disposal and recent declines in battery electric used car prices.

Impairment was a net charge of £662 million (half-year to 30 June 2022: £381 million). This reflects a charge of £657 million, pre-updated multiple economic scenarios (MES), in the period (half-year to 30 June 2022: £282 million) and a small net £5 million MES charge (half-year to 30 June 2022: £95 million charge).

The Group recognised a tax expense of £1,006 million in the period, compared to £702 million in the first half of 2022.

Loans and advances to customers fell by £4.2 billion in the first half of 2023 (£1.6 billion in the second quarter) to £450.7 billion, largely as a result of the exit of £2.5 billion of legacy Retail mortgage loans (including £2.1 billion in the closed mortgage book) during the first quarter. Excluding this, loans and advances to customers were down 0.4 per cent. £2.5 billion growth in other Retail lending, principally unsecured, was offset by a net reduction of £1.3 billion in the open mortgage book and net repayments in Small and Medium Businesses including government-backed lending.

Customer deposits at £469.8 billion have decreased by £5.5 billion (1.2 per cent) since the end of 2022. This included decreases in Retail current account balances of £6.2 billion as a result of tax payments, higher spend and a more competitive market, including the Group's own savings offers where balances increased by £3.5 billion, partly from transfers from the Group's current account customer base. Commercial Banking deposits were stable during the first half of 2023. Customer deposits in the second quarter reduced £3.3 billion including the expected reversal of short term placements in Commercial Banking, while Retail balances were broadly stable. In the first half of 2023, due to market conditions, an increase was seen in policyholder investments, primarily within financial assets at fair value through profit or loss. This was materially offset by a corresponding increase in the related insurance and investment contract liabilities.

Total equity of £44,482 million at 30 June 2023 increased from £43,911 million at 31 December 2022. The movement reflected attributable profit for the period and issuance of other equity instruments in the first quarter, partially offset by market movements impacting the cash flow hedge reserve and pensions, the dividend paid in May 2023 and the impact of the share buyback programme. As at 30 June 2023, the programme had completed £1.5 billion of the buyback, with c.3.3 billion ordinary shares purchased.

SUMMARY OF GROUP RESULTS (continued)

Underlying results

The Group's underlying profit for the first half of 2023 was £4,041 million, compared to £3,662 million in the prior year. Growth in net income was partly offset by higher operating costs and impairment charges. Underlying profit in the second quarter reduced 18 per cent compared to the first, reflecting broadly stable income offset by increases in operating lease depreciation, operating costs and underlying impairment charges.

Net incomeA

Net income of £9,186 million was up 11 per cent on the prior year, with higher net interest income and other income partially offset by an increased charge for operating lease depreciation.

	Half-year to 30 Jun 2023 £m	Half-year to 30 Jun 2022 £m	Change %	Half-year to 31 Dec 2022 £m	Change %

Underlying net interest income	7,004	6,135	14	7,037
Underlying other income1	2,538	2,367	7	2,299	10
Operating lease depreciation	(356)	(213)	(67)	(160)
Net incomeA	9,186	8,289	11	9,176

Banking net interest marginA	3.18%	2.77%	41bp	3.10%	8bp
Average interest-earning banking assetsA	£453.8bn	£449.6bn	1	£454.3bn

1  2022 comparatives have been restated to reflect the impact of IFRS 17. See page 123.

Net interest income in the first half of £7,004 million was up 14 per cent, driven by a stronger banking net interest margin of 3.18 per cent (half-year to 30 June 2022: 2.77 per cent, half-year to 31 December 2022: 3.10 per cent) and higher average interest-earning banking assets. The net interest margin benefitted from UK Bank Rate increases and higher structural hedge earnings from the rising rate environment, partly offset by asset margin compression, particularly in the mortgage book and unsecured lending. Average interest-earning banking assets were up 1 per cent compared to the first half of 2022 at £453.8 billion, supported by growth in the open mortgage book, Retail unsecured and the European retail business. Net interest income in the first half of 2023 included a non-banking interest income charge of £155 million (half-year to 30 June 2022: £52 million), an increase on the prior year as a result of higher funding costs and growth in the Group's non-banking businesses. Net interest income in the second quarter of £3,469 million was 2 per cent lower than the first quarter, reflecting a lower net interest margin of 3.14 per cent (three months to 31 March 2023: 3.22 per cent) and stable average interest earning assets. The Group now expects the banking net interest margin for 2023 to be greater than 310 basis points. Average interest-earning assets over 2023 are expected to be down slightly compared to the fourth quarter of 2022.

The Group manages the risk to earnings and capital from movements in interest rates by hedging the net liabilities which are stable or less sensitive to movements in rates. As at 30 June 2023, the Group's structural hedge had an approved capacity of £255 billion (31 December 2022: £255 billion). The nominal balance of the structural hedge was £255 billion (31 December 2022: £255 billion) with a weighted-average duration of approximately three-and-a-half years (31 December 2022: approximately three-and-a-half years). The Group continues to review the stability and mix of underlying deposits and their eligibility for the structural hedge and expects a modest reduction in nominal balance in the second half given deposit mix changes. The Group generated £1.6 billion of total gross income from structural hedge balances in the first half of 2023, representing material growth over the prior year (half-year to 30 June 2022: £1.2 billion). The Group continues to expect hedge earnings in 2023 to be c.£0.8 billion higher than in 2022.
SUMMARY OF GROUP RESULTS (continued)

Underlying other income in the first half of £2,538 million was 7 per cent higher compared to £2,367 million in the prior year, with growth across Retail, Commercial Banking and Insurance, Pensions and Investments. Underlying other income was 2 per cent higher in the second quarter versus the first, reflecting progress in the underlying business. Retail other income was up 18 per cent on the prior year, including increased current account and credit card activity, improved Lex performance and the impact of the acquisition of Tusker. Retail other income was 13 per cent higher in the second quarter versus the first, benefiting from higher customer spending, the Tusker acquisition and Lex performance. Commercial Banking other income was up 17 per cent versus the prior year, reflecting improved trading and strong bond financing performance, down modestly in the second quarter given less favourable market conditions.

Insurance, Pensions and Investments other income was 16 per cent higher than the prior year, driven by balance sheet growth from both new business and the impact of adding a drawdown feature in 2022 to existing long-standing and workplace pension business. This resulted in higher contractual service margin and risk adjustment releases to income. Insurance, Pensions and Investments other income was 9 per cent higher in the second quarter versus the first, principally as a result of improved general insurance net income, with lower claims. The Group delivered good organic growth in Insurance, Pensions and Investments and Wealth (reported within Retail) assets under administration (AuA), with combined £4 billion net new money in open book AuA over the period. In total, open book AuA currently stand at

c.£168 billion.

Other income from the Group's equity investments businesses, including Lloyds Development Capital, was lower than the prior year, reflecting more subdued market conditions in the first half of 2023.

Operating lease depreciation of £356 million increased by 67 per cent compared to the prior year, reflecting the depreciation cost of higher value vehicles, the Tusker acquisition, lower gains on disposal and recent declines in battery electric used car prices. Overall, operating lease depreciation is increasing towards more normalised levels as expected.

Total costsA

	Half-year to 30 Jun 2023 £m	Half-year to 30 Jun 2022 £m	Change %	Half-year to 31 Dec 2022 £m	Change %

Operating costsA,1	4,413	4,171	(6)	4,501	2
Remediation	70	79	11	176	60
Total costsA,1	4,483	4,250	(5)	4,677	4

Cost:income ratioA,1	48.8%	51.3%	(2.5)pp	51.0%	(2.2)pp

1  2022 comparatives have been restated to reflect the impact of IFRS 17. See page 123.

Total costs of £4,483 million were 5 per cent higher than in the prior year, and 5 per cent higher in the second quarter than the first. The Group has maintained its cost discipline. Operating costs were up 6 per cent to £4,413 million, given the higher planned strategic investment (expected to peak in 2023), new business costs and inflationary effects, partially mitigated by continued cost efficiency. The Group's cost:income ratio for the first half of 2023 was 48.8 per cent, compared to 51.3 per cent in the prior year. Consistent with guidance, operating costs are expected to be c.£9.1 billion in 2023 (2022: £8.7 billion).

The Group recognised remediation costs of £70 million in the first half of 2023, largely in relation to pre-existing programmes (half-year to 30 June 2022: £79 million), with £51 million in the second quarter. There have been no further charges relating to HBOS Reading and the provision held continues to reflect the Group's best estimate of its full liability, albeit uncertainties remain. Following the FCA's Motor Market review, the Group continues to receive complaints and is engaging with the Financial Ombudsman Service in respect of historical motor commission arrangements. Discussions are continuing, with the remediation and financial impact, if any, remaining uncertain.

SUMMARY OF GROUP RESULTS (continued)

Underlying impairmentA

	Half-year to 30 Jun 2023 £m	Half-year to 30 Jun 20221 £m	Change %	Half-year to 31 Dec 2022 £m	Change %

Charges pre-updated MES2
Retail	551	285	(93)	488	(13)
Commercial Banking	108	(7)		129	16
Other	(2)	4		16
	657	282		633	(4)
Updated economic outlook
Retail	41	171	76	429	90
Commercial Banking	(36)	124		271
Other	-	(200)		(200)
	5	95	95	500	99
Underlying impairment chargeA	662	377	(76)	1,133	42

Asset quality ratioA	0.29%	0.17%	12bp	0.48%	(19)bp
Total expected credit loss allowance (at end of period)	5,419	4,514	(20)	5,284	(3)

1  Impairment charges for Retail, Commercial Banking and Other reflect the new organisation structure; comparatives have been presented on a consistent basis. See page 123.

2  Impairment charges excluding the impact from updated economic outlook taken each quarter.

Asset quality remains resilient with only modest deterioration to date from a low base, with credit performance similar, or favourable, to pre-pandemic experience. Underlying impairment was a net charge of £662 million (half-year to 30 June 2022: £377 million, half-year to 31 December 2022: £1,133 million), resulting in an asset quality ratio of 29 basis points. This included a small net £5 million multiple economic scenarios (MES) charge, with £84 million in the second quarter (half-year to 30 June 2022: £95 million charge), reflecting a stronger near-term GDP outlook relative to the view at year end, offset by increased losses assumed from a higher UK Bank Rate outlook. The pre-updated MES charge was £657 million in the period (half-year to 30 June 2022: £282 million, half-year to 31 December 2022: £633 million), equivalent to an asset quality ratio of 29 basis points. The increase compared to the first half of 2022 reflects increased flows to default primarily in legacy variable rate UK mortgage portfolios and higher charges on existing Stage 3 clients in Commercial Banking, the impact of higher discount rates on future recoveries, as well as the expected credit loss (ECL) allowance build from Stage 1 loans rolling forward into a more adverse economic outlook.

The ECL allowance of £5.4 billion (31 December 2022: £5.3 billion) continues to reflect a probability-weighted view of economic scenarios built out from the base case and its associated conditioning assumptions. A 30 per cent weighting is applied to the base case, upside and downside scenarios and a 10 per cent weighting to the severe downside. The base case outlook improved modestly in the first quarter of 2023, but then deteriorated in the second quarter to a similar overall position to the end of 2022. The updated base case no longer anticipates a mild GDP recession, however it anticipates a slower recovery and a UK Bank Rate peak of 5.5 per cent which, alongside inflation, remains higher for longer than previously assumed. Unemployment and asset price forecasts are not materially changed from those used at the year end, with unemployment still assumed to rise to 5.3 per cent and HPI to observe a peak to trough decline of 12 per cent. The probability-weighted ECL is impacted by higher UK Bank Rates increasing flows to default assumptions, partly offset by improvements in GDP and HPI levels in the downside scenarios. The Group continues to include an adjusted severe downside scenario to incorporate higher CPI inflation and UK Bank Rate profiles.

Management judgement adjustments have reduced in the first half of 2023. With all COVID-19 related judgements released by the end of 2022, the remaining judgements include c.£250 million at 30 June 2023 held in respect of the current high inflationary and interest rate pressures not deemed to be fully captured by models, with other judgements covering broader limitations in the Group's impairment models or data inputs largely netting off at a Group level.

Observed portfolio performance has seen slightly increased levels of new to arrears rates in UK mortgages. New to arrears remain broadly stable across unsecured portfolios, with only credit cards marginally above pre-pandemic levels. UK mortgages flow to default rates have seen an increase to above pre-pandemic levels, primarily due to legacy variable rate assets, with credit performance among more recent vintages remaining resilient. Unsecured flow to default rates remain broadly flat. The Commercial Banking portfolio's credit quality remains resilient with only a small number of credit metrics indicating very modest deterioration.
SUMMARY OF GROUP RESULTS (continued)

Stage 2 loans and advances to customers are flat at the half year at £65.7 billion including a reduction of £0.9 billion in respect of the exit of £2.5 billion of legacy Retail mortgage loans, against an offsetting increase largely as a result of the higher bank base rate outlook relative to year end. 92 per cent of Group Stage 2 loans are up to date (31 December 2022: 93 per cent). Stage 3 assets were £10.7 billion as at 30 June 2023 (31 December 2022: £10.8 billion) with £0.4 billion removed as a result of the legacy Retail mortgage loans exit. Excluding this, Stage 3 assets grew by £0.3 billion reflecting an increase in UK mortgages and low levels of write-offs in the period.

On the basis of the Group's revised macroeconomic forecast, the Group continues to expect the asset quality ratio to be c.30 basis points in 2023.

Restructuring, volatility and other items

	Half-year to 30 Jun 2023 £m	Half-year to 30 Jun 2022 £m	Change %	Half-year to 31 Dec 2022 £m	Change %

Underlying profitA,1	4,041	3,662	10	3,366	20
Restructuring	(25)	(47)	47	(33)	24
Volatility and other items
Market volatility and asset sales1	(63)	(359)	82	(1,619)	96
Amortisation of purchased intangibles	(35)	(35)		(35)
Fair value unwind	(48)	(72)	33	(46)	(4)
	(146)	(466)	69	(1,700)	91
Statutory profit before tax	3,870	3,149	23	1,633
Tax expense1	(1,006)	(702)	(43)	(157)
Statutory profit after tax	2,864	2,447	17	1,476	94

Earnings per share1	3.9p	3.1p	0.8p	1.8p	2.1p
Return on tangible equityA,1	16.6%	11.8%	4.8pp	7.4%	9.2pp
Tangible net assets per shareA,1	45.7p	51.4p	(5.7)p	46.5p	(0.8)p

1  2022 comparatives have been restated to reflect the impact of IFRS 17. See page 123.

Restructuring costs remain low at £25 million (half-year to 30 June 2022: £47 million) and include costs relating to the integration of Embark and other integrations. Volatility and other items were a net loss of £146 million for the first half of 2023 (half-year to 30 June 2022: net loss of £466 million), comprising negative market volatility and asset sales of £63 million, £35 million for the amortisation of purchased intangibles (half-year to 30 June 2022: £35 million) and £48 million relating to fair value unwind (half-year to 30 June 2022: £72 million). Market volatility and asset sales included negative impacts from insurance volatility partly offset by positive banking volatility. Volatility and other items in 2022, predominantly in the second half, included an exceptional charge from contract modifications in Insurance under IFRS 17 following the addition of a drawdown feature to existing long-standing and workplace pensions as a significant customer enhancement.

The return on tangible equity for the first half of 2023 was 16.6 per cent (half-year to 30 June 2022: 11.8 per cent), reflecting the Group's robust financial performance, lower market volatility losses in the period, as well as a reduction in average tangible equity. The Group expects the return on tangible equity to be greater than 14 per cent, benefiting from stronger income and lower tangible net assets in 2023 than expected. Earnings per share were 3.9 pence (half-year to 30 June 2022: 3.1 pence).

Tangible net assets per share as at 30 June 2023 were 45.7 pence, marginally lower than 46.5 pence at 31 December 2022. The reduction resulted from dividend payments as well as market movements negatively impacting the cash flow hedge reserve in the context of rising rates, offset by attributable profit and a reduction in the number of shares as a result of the ongoing ordinary share buyback. Tangible net assets per share reduced by 3.9 pence in the second quarter, due to rate induced market movements impacting cash flow hedge reserve and pensions, combined with the dividend payment and reduction in the number of shares.

SUMMARY OF GROUP RESULTS (continued)

The Group recognised a tax expense of £1,006 million in the period (half-year to 30 June 2022: £702 million). The Group expects a medium-term effective tax rate of around 27 per cent, which includes the impact of the reduction in the rate of banking surcharge and the increase in corporation tax rate from 19 per cent to 25 per cent, both of which came into effect on 1 April 2023. An explanation of the relationship between the tax expense and the Group's accounting profit for the year is set out on page 84.

Balance sheet

	At 30 Jun 2023	At 30 Jun 2022	Change %	At 31 Dec 2022	Change %

Loans and advances to customers	£450.7bn	£456.1bn	(1)	£454.9bn	(1)
Customer deposits	£469.8bn	£478.2bn	(2)	£475.3bn	(1)
Loan to deposit ratioA	96%	95%	1pp	96%

Wholesale funding	£103.5bn	£97.7bn	6	£100.3bn	3
Wholesale funding <1 year maturity	£40.8bn	£37.9bn	8	£37.5bn	9
Of which money-market funding <1 year maturity1	£32.4bn	£21.5bn	51	£24.8bn	31
Liquidity coverage ratio - eligible assets2	£138.2bn	£145.9bn	(5)	£144.7bn	(4)
Liquidity coverage ratio3	142%	142%		144%	(2pp)
Net stable funding ratio4	130%			130%

1  Excludes balances relating to margins of £2.1 billion (31 December 2022: £2.6 billion).

2  Eligible assets are calculated as a monthly rolling simple average of month end observations over the previous 12 months post any liquidity haircuts.

3  The liquidity coverage ratio is calculated as a monthly rolling simple average over the previous 12 months.

4  Net stable funding ratio is based on an average of the four previous quarters.

Loans and advances to customers fell by £4.2 billion in the first half of 2023 (£1.6 billion in the second quarter) to £450.7 billion, largely as a result of the exit of £2.5 billion of legacy Retail mortgage loans (including £2.1 billion in the closed mortgage book) during the first quarter. Excluding this, loans and advances to customers were down 0.4 per cent. £2.5 billion growth in other Retail lending, principally unsecured, was offset by a net reduction of £1.3 billion in the open mortgage book and net repayments in Small and Medium Businesses including government-backed lending.

Customer deposits at £469.8 billion have decreased by £5.5 billion (1.2 per cent) since the end of 2022. This included decreases in Retail current account balances of £6.2 billion as a result of tax payments, higher spend and a more competitive market, including the Group's own savings offers where balances increased by £3.5 billion, partly from transfers from the Group's current account customer base. Commercial Banking deposits were stable during the first half of 2023. Customer deposits in the second quarter reduced £3.3 billion including the expected reversal of short term placements in Commercial Banking, while Retail balances were broadly stable.

The Group has a large, high quality liquid asset portfolio held mainly in cash and government bonds, with all assets hedged for interest rate risk. The Group's liquid assets continue to significantly exceed regulatory requirements and internal risk appetite, with a strong and stable liquidity coverage ratio of 142 per cent (31 December 2022: 144 per cent) and a strong net stable funding ratio of 130 per cent (31 December 2022: 130 per cent) as at 30 June 2023. The loan to deposit ratio of 96 per cent, stable on 2022, continues to reflect robust funding and liquidity and the potential for growth.

The Group continued to access wholesale funding across a range of currencies and markets. Issuance volumes in the first half of 2023 totalled £9.4 billion (half-year to 30 June 2022: £3.5 billion), of which £5.1 billion at 30 June 2023 was issued by Lloyds Banking Group plc across senior unsecured, T2 and AT1 (30 June 2022: £3.2 billion). Total wholesale funding increased to £103.5 billion at 30 June 2023 (31 December 2022: £100.3 billion) as a result of short term funding which remains within Group risk appetite. The Group maintains its access to diverse sources and tenors of funding. The total outstanding amount of drawings from the Term Funding Scheme with additional incentives for SMEs (TFSME) has remained stable at £30.0 billion at 30 June 2023 (31 December 2022: £30.0 billion), with maturities in 2025, 2027 and beyond.

SUMMARY OF GROUP RESULTS (continued)

Capital

	At 30 Jun 2023	At 30 Jun 2022	Change %	At 31 Dec 2022	Change %

CET1 ratio	14.2%	14.7%	(0.5)pp	15.1%	(0.9)pp
Pro forma CET1 ratioA,1	14.2%	14.8%	(0.6)pp	14.1%	0.1pp
UK leverage ratio	5.7%	5.3%	0.4pp	5.6%	0.1pp
Risk-weighted assets	£215.3bn	£209.6bn	3	£210.9bn	2

1  30 June 2022 reflects the interim ordinary dividend received from the Insurance business in July 2022. 31 December 2022 reflects the interim ordinary dividend received from the Insurance business in February 2023 and the full impact of the announced share buyback, but excludes the impact of the phased unwind of IFRS 9 relief on 1 January 2023.

Pro forma CET1 ratio as at 31 December 20221	14.1%
Banking build (including impairment charge) (bps)	135
Risk-weighted assets (bps)	(11)
Fixed pension deficit contributions (bps)	(30)
Other movements (bps)	17
Capital generation (bps)	111
CRD IV and transitional headwinds (bps)2	(36)
Capital generation (post CRD IV and transitional headwinds) (bps)	75
Tusker acquisition (bps)3	(21)
Ordinary dividend accrual (bps)	(44)
CET1 ratio as at 30 June 2023	14.2%

1  31 December 2022 reflects the interim ordinary dividend received from the Insurance business in February 2023 and the full impact of the announced share buyback, but excludes the impact of the phased unwind of IFRS 9 relief on 1 January 2023.

2    Phased unwind of IFRS 9 relief and an adjustment for the anticipated impact of CRD IV models.

3  Subject to the finalisation of the fair value of the individual assets and liabilities acquired including the associated identifiable intangible assets and goodwill.

The Group's CET1 capital ratio at 30 June 2023 was 14.2 per cent (31 December 2022: 14.1 per cent pro forma). Capital generation during the first half of the year was 111 basis points (59 basis points in the second quarter), primarily reflecting strong banking build, partially offset by risk-weighted asset increases (before CRD IV model changes) and the accelerated full year payment (£800 million) of fixed pension deficit contributions made to the Group's three main defined benefit pension schemes. The impact of CRD IV and transitional headwinds of 36 basis points reflects an adjustment for the anticipated impact of CRD IV models, which are not yet finalised. It also reflects the end of IFRS 9 static transitional relief and the reduction in the transitional factor applied to IFRS 9 dynamic relief. Capital generation after the impact of these headwinds was 75 basis points. In addition, the Group has accrued a foreseeable ordinary dividend equating to 44 basis points, inclusive of the announced interim ordinary dividend of 0.92 pence per share. The acquisition of Tusker has utilised 21 basis points of capital.

The Group continues to expect 2023 capital generation to be c.175 basis points.

Risk-weighted assets have increased by £4 billion during the first half of the year to £215 billion at 30 June 2023 (31 December 2022: £211 billion). This largely reflects an adjustment for the anticipated impact of CRD IV models taken in the second quarter. Excluding this, lending growth, a small uplift from model calibration and other increases were partly offset by capital efficient securitisation and other optimisation activity, in addition to a reduction in threshold risk-weighted assets. The CRD IV model updates reflect an updated impact assessment following a further iteration of model development. The models remain subject to further development and final approval by the PRA. On that basis final impacts remain uncertain and further increases could be required. The Group's risk-weighted assets guidance remains unchanged at between £220 billion and £225 billion at the end of 2024.

The current sum of the Group's regulatory CET1 capital requirement and capital buffers remains at around 11 per cent. This is expected to increase to around 12 per cent in July 2023 due to the increase in the UK countercyclical capital buffer (CCyB) rate to 2 per cent (from 1 per cent), which will increase the Group's CCyB rate to around 1.8 per cent (from 0.9 per cent) in total. The Board's view of the ongoing level of CET1 capital required to grow the business, meet current and future regulatory requirements and cover uncertainties continues to be around 12.5 per cent, plus a management buffer of around 1 per cent.

SUMMARY OF GROUP RESULTS (continued)

Pensions

The triennial valuation as at 31 December 2022 for the Group's three main defined benefit pension schemes is in progress. The Group expects to have substantially agreed the valuation with the Trustee by the end of the third quarter of 2023, along with a revised contribution schedule in respect of any remaining deficit. Trustee agreement will be conditional upon prior feedback from the Pensions Regulator. The Group made a fixed contribution of £0.8 billion in the first half of 2023, consistent with 2022 and 2021. The Group has also discussed with the Trustee the likelihood that further variable contributions will not be necessary in 2023 and beyond, dependent upon the outcome of the valuation. The Group expects that future contributions will become increasingly contingent in nature, such that they are only paid into the schemes if required. This will be updated in future periods as discussions with the Trustee progress.

Dividend and share buyback

The Group has a progressive and sustainable ordinary dividend policy whilst maintaining the flexibility to return surplus capital through buybacks or special dividends.

The Board has announced an interim ordinary dividend of 0.92 pence per share, an increase of 15 per cent, in line with the Board's commitment to capital returns. The Board intends to pay down to its capital target within the course of the current plan, by the end of 2024.

In February this year, the Board approved an ordinary share buyback programme of up to £2 billion to return surplus capital in respect of 2022. This commenced in February 2023 and at 30 June 2023, the programme had completed £1.5 billion of the buyback, with c.3.3 billion ordinary shares purchased.

SEGMENTAL ANALYSIS - UNDERLYING BASISA
Half-year to 30 June 2023	Retail £m	Commercial Banking £m	Insurance, Pensions and Investments £m	Equity Investments and Central Items £m	Group £m

Underlying net interest income	5,064	1,934	(70)	76	7,004
Underlying other income	1,006	856	619	57	2,538
Operating lease depreciation	(351)	(5)	-	-	(356)
Net income	5,719	2,785	549	133	9,186
Operating costs	(2,607)	(1,253)	(451)	(102)	(4,413)
Remediation	(15)	(43)	(8)	(4)	(70)
Total costs	(2,622)	(1,296)	(459)	(106)	(4,483)
Underlying profit before impairment	3,097	1,489	90	27	4,703
Underlying impairment (charge) credit	(592)	(72)	1	1	(662)
Underlying profit	2,505	1,417	91	28	4,041

Banking net interest marginA	2.89%	4.70%			3.18%
Average interest-earning banking assetsA	£364.1bn	£87.8bn	-	£1.9bn	£453.8bn
Asset quality ratioA	0.33%	0.16%			0.29%
Loans and advances to customers1	£361.9bn	£92.1bn	-	(£3.3bn)	£450.7bn
Customer deposits	£305.9bn	£163.6bn	-	£0.3bn	£469.8bn
Risk-weighted assets	£114.8bn	£75.5bn	£0.2bn	£24.8bn	£215.3bn

Half-year to 30 June 2022	Retail2 £m	Commercial Banking2 £m	Insurance, Pensions and Investments2,3 £m	Equity Investments and Central Items £m	Group £m

Underlying net interest income	4,628	1,520	(43)	30	6,135
Underlying other income	854	731	533	249	2,367
Operating lease depreciation	(202)	(11)	-	-	(213)
Net income	5,280	2,240	490	279	8,289
Operating costs	(2,477)	(1,189)	(431)	(74)	(4,171)
Remediation	(28)	(30)	(21)	-	(79)
Total costs	(2,505)	(1,219)	(452)	(74)	(4,250)
Underlying profit before impairment	2,775	1,021	38	205	4,039
Underlying impairment (charge) credit	(455)	(117)	(3)	198	(377)
Underlying profit	2,320	904	35	403	3,662

Banking net interest marginA	2.65%	3.47%			2.77%
Average interest-earning banking assetsA	£359.5bn	£90.1bn	-	-	£449.6bn
Asset quality ratioA	0.26%	0.24%			0.17%
Loans and advances to customers1	£361.1bn	£96.8bn	-	(£1.8bn)	£456.1bn
Customer deposits	£311.0bn	£166.7bn	-	£0.5bn	£478.2bn
Risk-weighted assets	£110.8bn	£74.6bn	£0.1bn	£24.1bn	£209.6bn

1  Equity Investments and Central Items includes central fair value hedge accounting adjustments. 30 June 2022 included a £200 million ECL central adjustment that was not allocated to specific portfolios. In the third quarter of 2022 this central adjustment was released.

2  The portfolios shown reflect the new organisation structure; comparatives have been presented on a consistent basis. See page 123.

3  2022 comparatives have been restated to reflect the impact of IFRS 17. See page 123.

SEGMENTAL ANALYSIS - UNDERLYING BASISA (continued)
Half-year to 31 December 2022	Retail £m	Commercial Banking £m	Insurance, Pensions and Investments1 £m	Equity Investments and Central Items £m	Group £m

Underlying net interest income	5,146	1,927	(58)	22	7,037
Underlying other income	877	834	427	161	2,299
Operating lease depreciation	(166)	6	-	-	(160)
Net income	5,857	2,767	369	183	9,176
Operating costs	(2,698)	(1,307)	(448)	(48)	(4,501)
Remediation	(64)	(103)	(9)	-	(176)
Total costs	(2,762)	(1,410)	(457)	(48)	(4,677)
Underlying profit before impairment	3,095	1,357	(88)	135	4,499
Underlying impairment (charge) credit	(918)	(400)	(9)	194	(1,133)
Underlying profit	2,177	957	(97)	329	3,366

Banking net interest marginA	2.87%	4.37%			3.10%
Average interest-earning banking assetsA	£364.3bn	£90.0bn	-	-	£454.3bn
Asset quality ratioA	0.50%	0.79%			0.48%
Loans and advances to customers2	£364.2bn	£93.7bn	-	(£3.0bn)	£454.9bn
Customer deposits	£310.8bn	£163.8bn	-	£0.7bn	£475.3bn
Risk-weighted assets	£111.7bn	£74.3bn	£0.1bn	£24.8bn	£210.9bn

1  2022 comparatives have been restated to reflect the impact of IFRS 17. See page 123.

2  Equity Investments and Central Items includes central fair value hedge accounting adjustments.

DIVISIONAL RESULTS

Retail

Retail offers a broad range of financial services products to personal customers, including current accounts, savings, mortgages, credit cards, unsecured loans, motor finance and leasing solutions. Its aim is to build deep and enduring relationships that meet more of its customers' financial needs and improve their financial resilience throughout their lifetime, with personalised products and services. Retail operates the largest digital bank and branch network in the UK and continues to improve service levels and reduce conduct risk, whilst working within a prudent risk appetite. Through strategic investment, alongside increased use of data, Retail will deepen existing consumer relationships and broaden its intermediary offering, to improve customer experience, operational efficiency and increasingly tailored propositions.

Strategic progress

●  UK's largest digital bank with 20.6 million digitally active users, 17.7 million via the mobile app. Now also offers car leasing directly to customers via the mobile app. Invested in identity verification specialist Yoti to support the development of a new, digital identity proposition to help combat the growing risks of identity fraud

●  Proactively contacted customers to offer support due to the rising cost of living, including mortgage customers on standard variable rates who may benefit from a product transfer1. Product transfers may now be booked up to 6 months in advance2, offering customers earlier certainty on their future payments

●  7.3 million customers have registered for 'Your Credit Score', the Group's credit checking tool, up 1.8 million this year; in addition, 1.2 million visits to the Home Ecosystem hub, which now provides customers with cost of living support

●  Supported mass affluent customers by introducing tiered savings pricing, greater flexibility in mortgage lending criteria and a discount on certain packaged bank accounts. Developed 'Your Money', a digital hub enabling mass affluent customers to view their complete financial life with the Group, providing a platform for personalised propositions

●  Launched a new pre-eligibility tool in partnership with Zoopla, providing home buyers with earlier certainty on their potential mortgage borrowing; automated eligibility checks incorporated earlier in the MBNA Loans customer journey resulting in 97 per cent of applicants now being pre-approved

●  Limited withdrawal savings products allow customers to retain some flexibility in how they access their savings, whilst offering higher rates in comparison to instant access products. Continue to launch competitive rated fixed products

●  On track to meet 2024 sustainability targets, including £5.6 billion of green mortgage lending3 and £3.6 billion financing and leasing for battery electric and plug-in hybrid vehicles3. Launched sustainability hub and training modules for mortgage brokers to promote housing market sustainability

Financial performance

●  Underlying net interest income 9 per cent higher, driven by the impact of the rising rate environment and higher unsecured lending balances, partly offset by mortgage and unsecured lending margin compression

●  Underlying other income up 18 per cent, driven by increased current account and credit card activity, improved Lex performance and the impact of the acquisition of Tusker

●  Operating lease depreciation charge up 74 per cent due to the depreciation cost of higher value vehicles, the Tusker acquisition, lower gains on disposal and recent declines in battery electric used car prices

●  Operating costs 5 per cent higher, reflecting higher planned strategic investment costs, costs associated with Tusker and inflationary effects, partly offset by the continued benefit from efficiency initiatives

●  Underlying impairment charge £592 million. Slight increase in observed UK mortgage new to arrears and flows to default levels, primarily from legacy variable rate balances, whilst unsecured performance remained broadly stable. Updated economic scenarios drive a £41 million charge largely due to a higher UK Bank Rate outlook

●  Customer lending decreased 1 per cent; largely as a result of the £2.5 billion legacy UK mortgage loan exit (£2.1 billion within the closed book). Excluding this, lending was stable with growth in credit cards, loans and motor offset by a £1.3 billion net reduction in the open mortgage book

●  Customer deposits decreased 2 per cent, reflecting tax payments in the first quarter, higher spend and a more competitive market, including the Group's own savings offers where balances increased by £3.5 billion

●  Risk-weighted assets up 3 per cent in the period, due to higher unsecured lending balances and an adjustment for the anticipated impact of CRD IV models, partly offset by continued optimisation activity and a divisional operational risk allocation methodology change (Group figure unaffected)

1  Product transfers available for residential customers in arrears (Halifax, Lloyds Bank and the majority of Bank of Scotland customers).

2    Advanced product transfers available to Halifax and Lloyds Bank customers.

3  Since 1 January 2022, new residential mortgage lending on property with an Energy Performance Certificate rating of B or higher at 31 March 2023; and new lending advances for Black Horse and operating leases for Lex Autolease at 30 June 2023.

DIVISIONAL RESULTS (continued)

Retail (continued)

Retail performance summary
	Half-year to 30 Jun 2023 £m	Half-year to 30 Jun 20221 £m	Change %	Half-year to 31 Dec 2022 £m	Change %

Underlying net interest income	5,064	4,628	9	5,146	(2)
Underlying other income	1,006	854	18	877	15
Operating lease depreciation	(351)	(202)	(74)	(166)
Net income	5,719	5,280	8	5,857	(2)
Operating costs	(2,607)	(2,477)	(5)	(2,698)	3
Remediation	(15)	(28)	46	(64)	77
Total costs	(2,622)	(2,505)	(5)	(2,762)	5
Underlying profit before impairment	3,097	2,775	12	3,095
Underlying impairment charge	(592)	(455)	(30)	(918)	36
Underlying profit	2,505	2,320	8	2,177	15

Banking net interest marginA	2.89%	2.65%	24bp	2.87%	2bp
Average interest-earning banking assetsA	£364.1bn	£359.5bn	1	£364.3bn
Asset quality ratioA	0.33%	0.26%	7bp	0.50%	(17)bp

	At 30 Jun 2023 £bn	At 30 Jun 20221 £bn	Change %	At 31 Dec 2022 £bn	Change %

Open mortgage book	297.9	296.6		299.6	(1)
Closed mortgage book	8.5	13.1	(35)	11.6	(27)
Credit cards	14.9	14.2	5	14.3	4
UK unsecured loans	9.3	8.5	9	8.7	7
UK Motor Finance	14.9	14.2	5	14.3	4
Overdrafts	1.0	1.0		1.0
Wealth	0.9	1.0	(10)	0.9
Other2	14.5	12.5	16	13.8	5
Loans and advances to customers	361.9	361.1		364.2	(1)
Operating lease assets	5.9	4.3	37	4.8	23
Total customer assets	367.8	365.4	1	369.0

Current accounts	107.8	113.4	(5)	114.0	(5)
Relationship savings	169.4	165.8	2	166.3	2
Tactical savings	16.5	16.9	(2)	16.1	2
Wealth	12.2	14.9	(18)	14.4	(15)
Customer deposits	305.9	311.0	(2)	310.8	(2)

Risk-weighted assets	114.8	110.8	4	111.7	3

1    The portfolios shown reflect the new organisation structure; comparatives have been presented on a consistent basis. See page 123.

2  Primarily Europe.

DIVISIONAL RESULTS (continued)

Commercial Banking

Commercial Banking serves small and medium businesses as well as corporate and institutional clients, providing lending, transactional banking, working capital management, debt financing and risk management services. Through investment in digital capability and product development, Commercial Banking will deliver an enhanced customer experience via a digital first business model and expanded client propositions, generating diversified capital efficient growth and supporting customers in their transition to net zero.

Strategic progress

●  Launched new mobile first onboarding journey for sole traders, transforming the customer experience and increasing levels of automation with account opening times for customers improving by up to 15 times

●  Continue to enhance digital servicing capabilities, including moving more than 100,000 accounts to paperless statements, driving an annual reduction of 1 million letters

●  On track to achieve full year target of 20 per cent growth in new merchant services clients, supported by a new point-of-sale card payments solution to micro businesses enabling clients to transact more quickly

●  Strong performance in Markets, including ending the half in the top three for sterling issuance1; continue to invest in foreign exchange proposition including capabilities on FXall and Bloomberg platforms, deepening foreign exchange percentage share of wallet

●  Award winning2 trade finance business announced new partnership with Enigio AB to expand and promote the use of digital documentation via blockchain technology

●  Offering clients data-driven insights including via a digital self-serve portal for Lloyds Bank Market Intelligence; a catalyst in driving clients' strategic growth through the Group's data and technology

●  Enhancing cash management embedded payments proposition, including the launch of Lloyds Bank 'PayMe'

●  Strong progress towards achieving Corporate and Institutional commitment of £15 billion green and sustainable financing by the end of 2024, delivering c.£11 billion3 up to 30 June 2023

●  Continued multi-year programme to support Black entrepreneurs; launching a regionally-focused programme in Birmingham and partnering with Channel 4 television to launch national 'Black in Business' initiative

●  Launched a resilience hub in partnership with Mental Health UK, supporting small business leaders and owners across the UK through provision of resources and therapeutic coaching sessions

Financial performance

●  Underlying net interest income increased 27 per cent to £1,934 million, driven by a stronger banking net interest margin reflecting the higher rate environment and strong portfolio management

●  Underlying other income of £856 million, up 17 per cent on the prior year, reflecting improved trading and strong bond financing performance

●  Operating costs 5 per cent higher, due to higher planned strategic investment costs and inflationary effects, partly offset by the continued benefit from efficiency initiatives. Remediation charges low at £43 million

●  Underlying impairment charge of £72 million driven by Stage 3 charges, primarily on existing clients in default. Portfolio's credit quality remains resilient with very modest signs of deterioration

●  Customer lending 2 per cent lower at £92.1 billion due to attractive growth opportunities in Corporate and Institutional Banking offset by net repayments within Small and Medium Businesses including government-backed lending and foreign exchange movements

●  Customer deposits stable at £163.6 billion, reflecting targeted growth in high quality balances in Corporate and Institutional Banking offset by a reduction in Small and Medium Businesses due to cost of living pressures. Customer deposits reduced in the second quarter, including stable Small and Medium Businesses balances and the expected reversal of short term placements in Corporate and Institutional Banking

●  Risk-weighted assets increased 2 per cent to £75.5 billion, driven by a divisional operational risk allocation methodology change (Group figure unaffected) and balance sheet growth, partly offset by continued optimisation activity

1  Refinitiv Eikon - All International Bonds in GBP, excluding Sovereign, Supranational and Agency.

2  Best Trade Finance Bank in the UK at the 2023 Global Trade Review Leaders in Trade awards.

3    Includes the clean growth finance initiative, Commercial Real Estate green lending, renewable energy financing, sustainability linked loans and green and social bond facilitation.

DIVISIONAL RESULTS (continued)

Commercial Banking (continued)

Commercial Banking performance summaryA
	Half-year to 30 Jun 2023 £m	Half-year to 30 Jun 20221 £m	Change %	Half-year to 31 Dec 2022 £m	Change %

Underlying net interest income	1,934	1,520	27	1,927
Underlying other income	856	731	17	834	3
Operating lease depreciation	(5)	(11)	55	6
Net income	2,785	2,240	24	2,767	1
Operating costs	(1,253)	(1,189)	(5)	(1,307)	4
Remediation	(43)	(30)	(43)	(103)	58
Total costs	(1,296)	(1,219)	(6)	(1,410)	8
Underlying profit before impairment	1,489	1,021	46	1,357	10
Underlying impairment charge	(72)	(117)	38	(400)	82
Underlying profit	1,417	904	57	957	48

Banking net interest marginA	4.70%	3.47%	123bp	4.37%	33bp
Average interest-earning banking assetsA	£87.8bn	£90.1bn	(3)	£90.0bn	(2)
Asset quality ratioA	0.16%	0.24%	(8)bp	0.79%	(63)bp

	At 30 Jun 2023 £bn	At 30 Jun 20221 £bn	Change %	At 31 Dec 2022 £bn	Change %

Small and Medium Businesses	35.5	41.1	(14)	37.7	(6)
Corporate and Institutional Banking	56.6	55.7	2	56.0	1
Loans and advances to customers	92.1	96.8	(5)	93.7	(2)

Customer deposits	163.6	166.7	(2)	163.8

Risk-weighted assets	75.5	74.6	1	74.3	2

1    The portfolios shown reflect the new organisation structure; comparatives have been presented on a consistent basis. See page 123.

DIVISIONAL RESULTS (continued)

Insurance, Pensions and Investments

Insurance, Pensions and Investments supports over 10 million customers with Assets under Administration (AuA) of £203 billion (excluding Wealth) and annualised annuity payments of over £1.1 billion. The Group continues to invest significantly in the development of the business. This includes the investment propositions to support the Group's mass affluent strategy, innovating intermediary propositions through the Embark and Cavendish Online acquisitions and accelerating the transition to a low carbon economy.

Strategic progress

●  Net AuA flows of £3.7 billion reflect good growth across unit linked and investment propositions contributing to an increased stock of future profit. Open book AuA of £154 billion (5 per cent growth)

●  Launched simple non-advised Ready Made Investments through Embark in February 2023, helping around 5,000 customers start their investment journey, almost half of those younger than 35, supporting strategic AuA growth and mass affluent objectives. Stockbroking income more than doubled compared to the prior year

●  Announced the imminent launch of the Scottish Widows Retail Intermediary Investment Platform, broadening reach and enhancing proposition across the Intermediary market with leading platform technology and adviser support model

●  Workplace pensions business saw a 19 per cent annual increase in regular contributions to pensions administered, with £3 billion net AuA flows in the period

●  Grew general insurance market share following launch of MBNA product with new policies up over 40 per cent and overall share of flows up 3 per cent1. Digitisation improvements continue to transform customer experience

●  c.£20 billion invested in climate-aware investment strategies2 through Scottish Widows, meeting the target of between £20 billion and £25 billion invested by 2025, with £3 billion invested in the period in line with the Climate Action Plan

●  Continued progress in our protection offering, integrating Cavendish Online and protecting over 10,000 families through the Group's direct channels this year

●  Doubled the number of open market customers securing an annuity during the first half of 2023 (compared to the second half of 2022), supported by investing in operational capacity and improving process efficiencies in the context of an improving market

Financial performance

●  Underlying other income increased by £86 million, driven by balance sheet growth from both new business and the impact of adding a drawdown feature in 2022 to existing longstanding and workplace pension business, resulting in higher contractual service margin and risk adjustment releases to income

●  Underlying other income was 9 per cent higher in the second quarter versus the first, as a result of improved general insurance net income, with lower claims and benign weather

●  Operating costs 5 per cent higher reflecting higher planned strategic investment costs and inflationary effects

●  Grew contractual service margin (deferred profits) by £85 million in the half (before release to income), including £56 million from new business which reflects strong value generation in our workplace pensions and annuities businesses. Balance of deferred profits c.£4 billion at 30 June 2023

●  Life and pensions sales (PVNBP) increased by 1 per cent despite higher discounting applied in the current year, driven by strong performance in workplace pensions and individual annuities

●  Estimated Insurance Solvency II ratio of 155 per cent, after dividend of £100 million in respect of 2022 paid to Lloyds Banking Group plc in February 2023

●  Credit asset portfolio remains strong, rated 'A -' on average, well diversified, with less than 1 per cent of assets backing annuities being sub investment grade or unrated. Strong liquidity position with c.£3 billion cash and cash like assets

1  Annual increase for five months to 31 May 2023.

2  Includes a range of funds with a bias towards investing in companies that are adapting their businesses to be less carbon-intensive or are developing climate solutions.
DIVISIONAL RESULTS (continued)

Insurance, Pensions and Investments (continued)

Insurance, Pensions and Investments performance summaryA
	Half-year to 30 Jun 2023 £m	Half-year to 30 Jun 20221,2 £m	Change %	Half-year to 31 Dec 20221 £m	Change %

Underlying net interest income	(70)	(43)	(63)	(58)	(21)
Underlying other income	619	533	16	427	45
Net income	549	490	12	369	49
Operating costs	(451)	(431)	(5)	(448)	(1)
Remediation	(8)	(21)	62	(9)	11
Total costs	(459)	(452)	(2)	(457)
Underlying profit before impairment	90	38		(88)
Underlying impairment credit (charge)	1	(3)		(9)
Underlying profit	91	35		(97)

Life and pensions sales (PVNBP)3	8,956	8,855	1	10,136	(12)
New business valueA,4
Of which deferred to CSM and Risk Adjustment	98	65	51	67	46
Of which charged to income statement	(9)	(17)	(47)	(16)	(44)
	89	48	85	51	75
Assets under administration (net flows)5	£3.7bn	£4.2bn	(12)	£4.2bn	(12)
General insurance underwritten new gross written premiums	42	26	62	29	45
General insurance underwritten total gross written premiums	258	240	8	246	5
General insurance combined ratio6	99%	99%		129%	(30)pp

	At 30 Jun 2023 £bn	At 30 Jun 2022 £bn	Change %	At 31 Dec 2022 £bn	At	Change %

Insurance Solvency II ratio (pre-dividend)7	155%	172%	(17)pp	163%		(8)pp
Total customer assets under administration	203.1	196.1	4	197.3		3

1  2022 comparatives have been restated to reflect the impact of IFRS 17. See page 123.

2  The portfolios shown reflect the new organisation structure; comparatives have been presented on a consistent basis. See page 123.

3  Present value of new business premiums.

4  New business value represents the value added to the CSM and risk adjustment at the initial recognition of new contracts, net of acquisition expenses and any loss component on onerous contracts (which is recognised directly in the income statement) but does not include existing business increments.

5  The movement in asset inflows and outflows driven by business activity (excluding market movements).

6  General insurance combined ratio for the half-year to 30 June 2023 includes £18 million relating to event weather claims (storm, subsidence and freeze). Excluding these items and reserve releases the ratio was 98 per cent.

7  Equivalent estimated regulatory view of ratio (including With Profits funds and post dividend where applicable) was 150 per cent (31 December 2022: 152 per cent, post February 2023 dividend).

DIVISIONAL RESULTS (continued)

Insurance, Pensions and Investments (continued)

Movement in the contractual service margin (CSM) and risk adjustment
	Half-year to 30 June 2023			Half-year to 30 June 2022			Change
	CSM £m	Risk adjustment £m	Total1 £m	CSM £m	Risk adjustment £m	Total1 £m	Total £m

At start of period	3,999	1,109	5,108	1,927	1,492	3,419	1,689
New business written in year
of which: workplace	20	16	36	5	23	28	8
of which: individual and bulk annuities	43	24	67	17	23	40	27
of which: protection	(7)	2	(5)	(5)	2	(3)	(2)
	56	42	98	17	48	65	33
Release to income statement	(152)	(38)	(190)	(93)	(49)	(142)	(48)
Other2	29	17	46	654	(238)	416	(370)
At end of period	3,932	1,130	5,062	2,505	1,253	3,758	1,304

1  Total deferred profit is represented by contractual service margin (CSM) and risk adjustment, both held on the balance sheet. CSM is released as insurance contract services are provided; risk adjustment is released as uncertainty within the calculation of the liabilities diminishes.

2  For half-year to 30 June 2022, Other included £254 million relating to increases in the CSM arising on the contracts that were modified and recognised as new contracts during the period. A further £1,077 million increase to CSM was recognised in the half-year to 31 December 2022. This is not included in new business value.

Volatility arising in the insurance business

Volatility included in the Group's statutory results before tax comprises the following:
	Half-year to 30 Jun 2023 £m	Half-year to 30 Jun 2022 £m1	Half-year to 31 Dec 2022 £m1

Insurance volatility	24	(488)	(334)
Policyholder interests volatility	29	(177)	(28)
Total volatility	53	(665)	(362)
Insurance hedging arrangements	(235)	436	(85)
Total	(182)	(229)	(447)

1  2022 comparatives have been restated to reflect the impact of IFRS 17. See page 123.

The Group's insurance business has policyholder liabilities that are supported by substantial holdings of investments. IFRS requires that the changes in both the value of the liabilities and the investments are reflected within the income statement. The value of the liabilities does not move exactly in line with changes in the value of the investments. As the investments are substantial, movements in their value can have a significant impact on the profitability of the Group. Management believes that it is appropriate to disclose the division's results on the basis of an expected return. The impact of the actual return on these investments differing from the expected return is included within insurance volatility. Insurance volatility on business accounted for under the Variable Fee Approach (largely unit-linked pensions business) is deferred to the CSM, other than where the risk mitigation option is applied.

Insurance volatility movements during the first half of 2023 were largely driven by increases in interest rates, partially offset on a pre-hedge basis by increases to equity market levels and inflation. Application of the risk mitigation option and equity hedging arrangements drive an overall market volatility loss.

The Group manages its Insurance business exposures to equity, interest rate, foreign currency exchange rate, inflation and market movements within the Insurance division. It does so by balancing the importance of managing the impacts on both capital and earnings volatility.

DIVISIONAL RESULTS (continued)

Equity Investments and Central Items
	Half-year to 30 Jun 2023 £m	Half-year to 30 Jun 20221 £m	Change %	Half-year to 31 Dec 20221 £m	Change %

Net income	133	279	(52)	183	(27)
Total costs	(106)	(74)	(43)	(48)
Underlying profit before impairment	27	205	(87)	135	(80)
Underlying impairment credit	1	198	99	194	99
Underlying profit	28	403	(93)	329	(91)

1  2022 comparatives have been restated to reflect the impact of IFRS 17. See page 123.

Equity Investments and Central Items contains the Group's equity investments businesses, including Lloyds Development Capital (LDC) and the Group's share of the Business Growth Fund (BGF), as well as Citra Living. Also included are income and expenses not attributed to other divisions, including residual underlying net interest income after transfer pricing (which includes the central recovery of the Group's distributions on other equity instruments), in period gains from gilt sales and the unwind of associated hedging costs.

Net income decreased compared to the first half of 2022, due to lower income from the Group's equity investments businesses from subdued market conditions and higher funding costs, lower gains from gilt sales and the net impact of intra-group transfer pricing as rates increased. The Group's equity investment businesses contributed £182 million compared to £221 million in the first half of 2022 and £198 million in the second half of 2022. LDC continues to deliver strong investment performance and to build its investment portfolio with attractive returns and opportunities. Total costs of £106 million in the first half of 2023 were 43 per cent higher than the first half of 2022, in part due to the costs of new businesses in equity investments.

Underlying impairment was a £1 million release compared to a £198 million release in the first half of 2022, relating to the release of part of the ECL central adjustment held at the end of 2021 (30 June 2022: £200 million), with the remaining £200 million released in the second half of 2022. This adjustment was not allocated to specific portfolios and was applied in respect of uncertainty in the economic outlook, relating to the risks of COVID-19.

ALTERNATIVE PERFORMANCE MEASURES

The statutory results are supplemented with those presented on an underlying basis and also with other alternative performance measures. This is to enable a comprehensive understanding of the Group and facilitate comparison with peers. The Group Executive Committee, which is the 'chief operating decision maker' (as defined by IFRS 8 Operating segments) for the Group, reviews the Group's results on an underlying basis in order to assess performance and allocate resources. Management uses underlying profit before tax, an alternative performance measure, as a measure of performance and believes that it provides important information for investors. This is because it allows for a comparable representation of the Group's performance by removing the impact of items such as volatility caused by market movements outside the control of management.

In arriving at underlying profit, statutory profit before tax is adjusted for the items below, to allow a comparison of the Group's underlying performance:

●  Restructuring costs relating to merger, acquisition and integration activities

●  Volatility and other items, which includes the effects of certain asset sales, the volatility relating to the Group's hedging arrangements and that arising in the insurance business, the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets

●  Losses from insurance and participating investment contract modifications relating to the enhancement to the Group's longstanding and workplace pension business through the addition of a drawdown feature

The analysis of lending and expected credit loss (ECL) allowances is presented on both a statutory and an underlying basis and a reconciliation between the two is shown on page 43. On a statutory basis, purchased or originated credit-impaired (POCI) assets include a fixed pool of mortgages that were purchased as part of the HBOS acquisition at a deep discount to face value reflecting credit losses incurred from the point of origination to the date of acquisition. Over time, these POCI assets will run off as the loans redeem, pay down or losses crystallise. The underlying basis assumes that the lending assets acquired as part of a business combination were originated by the Group and are classified as either Stage 1, 2 or 3 according to the change in credit risk over the period since origination. Underlying ECL allowances have been calculated accordingly. The Group uses the underlying basis to monitor the creditworthiness of the lending portfolio and related ECL allowances.

ALTERNATIVE PERFORMANCE MEASURES (continued)

The Group calculates a number of metrics that are used throughout the banking and insurance industries on an underlying basis. These metrics are not necessarily comparable to similarly titled measures presented by other companies and are not any more authoritative than measures presented in the financial statements, however management believes that they are useful in assessing the performance of the Group and in drawing comparisons between years. A description of these measures and their calculation, is given below. Alternative performance measures are used internally in the Group's Monthly Management Report.

Asset quality ratio
The underlying impairment charge or credit for the period in respect of loans and advances to customers, both drawn and undrawn, expressed as a percentage of average gross loans and advances to customers for the period. This measure is useful in assessing the credit quality of the loan book

Banking net interest margin
Banking net interest income on customer and product balances in the banking businesses as a percentage of average gross interest-earning banking assets for the period. This measure is useful in assessing the profitability of the banking business

Business-as-usual costs	Total operating costs less strategic investment and new businesses, including Embark and Citra Living
Cost:income ratio
Total costs as a percentage of net income calculated on an underlying basis. This measure is useful in assessing the profitability of the Group's operations before the effects of the underlying impairment credit or charge

Loan to deposit ratio	Loans and advances to customers divided by customer deposits
Operating costs
Operating expenses adjusted to remove the impact of remediation, restructuring costs, operating lease depreciation, the amortisation of purchased intangibles, the insurance gross up and other statutory items

Pro forma CET1 ratio
CET1 ratio adjusted for the effects of the dividend paid up by the Insurance business in the subsequent quarter period and the impact of the announced ordinary share buyback programme. December 2022 pro forma CET1 ratios include the impact of the share buyback programme in respect of 2022, announced in February 2023

Return on tangible equity	Profit attributable to ordinary shareholders, divided by average tangible net assets. This measure is useful in providing a consistent basis with which to measure the Group's performance
Tangible net assets per share	Net assets excluding intangible assets such as goodwill and acquisition-related intangibles divided by the number of ordinary shares in issue. This measure is useful in assessing shareholder value
Underlying profit before impairment
Underlying profit adjusted to remove the underlying impairment credit or charge. This measure is useful in allowing for a comparable representation of the Group's performance before the effects of the forward-looking underlying impairment credit or charge

Underlying profit
Statutory profit before tax adjusted for certain items as detailed above. This measure allows for a comparable representation of the Group's performance by removing the impact of certain items including volatility caused by market movements outside the control of management

ALTERNATIVE PERFORMANCE MEASURES (continued)
Statutory basis		Removal of:		Underlying basisA
	£m	Volatility and other items1,2,3 £m	Insurance gross up4 £m	£m

Half-year to 30 June 2023
Net interest income	6,798	213	(7)	7,004	Underlying net interest income
Other income, net of net finance income in respect of insurance and investment contracts	2,508	(109)	139	2,538	Underlying other income
		(356)	-	(356)	Operating lease depreciation
Total income, net of net finance income in respect of insurance and investment contracts	9,306	(252)	132	9,186	Net income
Operating expenses5	(4,774)	423	(132)	(4,483)	Total costs5
Impairment charge	(662)	-	-	(662)	Underlying impairment charge
Profit before tax	3,870	171	-	4,041	Underlying profit

Half-year to 30 June 20226
Net interest income	6,037	74	24	6,135	Underlying net interest income
Other income, net of net finance income in respect of insurance and investment contracts	1,911	351	105	2,367	Underlying other income
		(213)	-	(213)	Operating lease depreciation
Total income, net of net finance income in respect of insurance and investment contracts	7,948	212	129	8,289	Net income
Operating expenses5	(4,418)	297	(129)	(4,250)	Total costs5
Impairment credit	(381)	4	-	(377)	Underlying impairment credit
Profit before tax	3,149	513	-	3,662	Underlying profit

Half-year to 31 December 20226
Net interest income	6,885	152	-	7,037	Underlying net interest income
Other income, net of net finance income in respect of insurance and investment contracts	708	1,495	96	2,299	Underlying other income
		(160)	-	(160)	Operating lease depreciation
Total income, net of net finance income in respect of insurance and investment contracts	7,593	1,487	96	9,176	Net income
Operating expenses5	(4,819)	238	(96)	(4,677)	Total costs5
Impairment credit	(1,141)	8	-	(1,133)	Underlying impairment credit
Profit before tax	1,633	1,733	-	3,366	Underlying profit

1  In the half-year ended 30 June 2023 this comprised the effects of market volatility and asset sales (loss of £63 million); the amortisation of purchased intangibles (loss of £35 million); restructuring costs (loss of £25 million); and fair value unwind (loss of £48 million).

2  In the half-year ended 30 June 2022 this comprised the effects of market volatility and asset sales (loss of £359 million); the amortisation of purchased intangibles (loss of £35 million); restructuring costs (loss of £47 million); and fair value unwind (loss of £72 million).

3  In the half-year ended 31 December 2022, this comprised the effects of market volatility and asset sales (loss of £1,619 million) the amortisation of purchased intangibles (loss of £35 million); restructuring costs (loss of £33 million); and fair value unwind (loss of £46 million).

4  The Group's insurance businesses' income statements include income and expense attributable to the policyholders of the Group's long-term assurance funds. These items have no impact in total upon profit attributable to equity shareholders and, to provide a clearer representation of the underlying trends within the business, these items are shown net within the underlying results.

5  Statutory operating expenses includes operating lease depreciation. On an underlying basis operating lease depreciation is included in net income.

6  2022 comparatives have been restated to reflect the impact of IFRS 17. See page 123.

ALTERNATIVE PERFORMANCE MEASURES (continued)
	Half-year to 30 Jun 2023	Half-year to 30 Jun 20221	Half-year to 31 Dec 20221

Asset quality ratioA
Underlying impairment (charge) credit (£m)	(662)	(377)	(1,133)
Remove non-customer underlying impairment (£m)	(5)	3	24
Underlying customer related impairment (charge) credit (£m)	(667)	(374)	(1,109)

Loans and advances to customers (£bn)	450.7	456.1	454.9
Add back expected credit loss allowance (drawn) (£bn)	4.7	3.8	4.5
Add back acquisition related fair value adjustments (£bn)	0.3	0.4	0.4
Underlying gross loans and advances to customers (£bn)	455.7	460.3	459.8
Averaging (£bn)	0.4	(5.8)	(0.6)
Average underlying gross loans and advances to customers (£bn)	456.1	454.5	459.2

Asset quality ratioA	0.29%	0.17%	0.48%

Banking net interest marginA
Underlying net interest income (£m)	7,004	6,135	7,037
Remove non-banking underlying net interest expense (£m)	155	52	59
Banking underlying net interest income (£m)	7,159	6,187	7,096

Underlying gross loans and advances to customers (£bn)	455.7	460.3	459.8
Adjustment for non-banking and other items:
Fee-based loans and advances (£bn)	(8.7)	(6.5)	(8.4)
Other (£bn)	7.0	1.7	5.0
Interest-earning banking assets (£bn)	454.0	455.5	456.4
Averaging (£bn)	(0.2)	(5.9)	(2.1)
Average interest-earning banking assets (£bn)A	453.8	449.6	454.3

Banking net interest marginA	3.18%	2.77%	3.10%

Cost:income ratioA
Total costs (£m)	4,483	4,250	4,677
Net income (£m)	9,186	8,289	9,176

Cost:income ratioA	48.8%	51.3%	51.0%

Operating costsA
Operating expenses (£m)	4,774	4,418	4,819
Adjustment for:
Remediation (£m)	(70)	(79)	(176)
Restructuring (£m)	(25)	(47)	(33)
Operating lease depreciation (£m)	(356)	(213)	(160)
Amortisation of purchased intangibles (£m)	(35)	(35)	(35)
Insurance gross up (£m)1	132	129	96
Other statutory items (£m)	(7)	(2)	(10)
Operating costs (£m)A,1	4,413	4,171	4,501

1  2022 comparatives have been restated to reflect the impact of IFRS 17. See page 123 and note 24 to the financial statements.

ALTERNATIVE PERFORMANCE MEASURES (continued)
	Half-year to 30 Jun 2023	Half-year to 30 Jun 20221	Half-year to 31 Dec 20221

Return on tangible equityA
Profit attributable to ordinary shareholders (£m)	2,572	2,190	1,199

Average shareholders' equity (£bn)	38.8	43.8	39.1
Remove average intangible assets (£bn)	(7.6)	(6.5)	(7.0)
Average tangible equity (£bn)	31.2	37.3	32.1

Return on tangible equityA	16.6%	11.8%	7.4%

Underlying profit before impairmentA
Statutory profit before tax	3,870	3,149	1,633
Remove impairment charge (credit)	662	381	1,141
Remove volatility and other items including restructuring	171	509	1,725
Underlying profit before impairmentA	4,703	4,039	4,499

1  2022 comparatives have been restated to reflect the impact of IFRS 17. See page 123 and note 24 to the financial statements.
	Half-year to 30 Jun 2023	Half-year to 30 Jun 20221	Half-year to 31 Dec 20221
New business valueA
Closing balance:
Contractual service margin (CSM): insurance and participating investment contracts	4,166	2,638	4,210
Risk adjustment: insurance and participating investment contracts	1,208	1,372	1,187
CSM: reinsurance contracts held	(234)	(133)	(211)
Risk adjustment: reinsurance contracts held	(78)	(119)	(78)
	5,062	3,758	5,108
Opening balance:
CSM: insurance and participating investment contracts	4,210	2,014	2,638
Risk adjustment: insurance and participating investment contracts	1,187	1,670	1,372
CSM: reinsurance contracts held	(211)	(87)	(133)
Risk adjustment: reinsurance contracts held	(78)	(178)	(119)
	5,108	3,419	3,758

Increase / (decrease) in CSM and risk adjustment in the period	(46)	339	1,350
Adjustment for:
Remove increase in CSM from contracts modified and recognised as new contracts in the period	-	(254)	(1,077)
Remove release of CSM and risk adjustment to income statement in the period from insurance and participating investment contracts	190	154	194
Remove release of CSM and risk adjustment to income statement in the period from reinsurance contracts held	(12)	(12)	(17)
Remove other movements in CSM and risk adjustment	(34)	(162)	(383)
New business value added to CSM and risk adjustment	98	65	67
Add back: New business value charged to the income statement from loss on initial recognition of insurance and participating investment contracts, net of loss component offset on reinsurance contracts held	(9)	(17)	(16)
New business valueA	89	48	51

ALTERNATIVE PERFORMANCE MEASURES (continued)
	At 30 Jun 2023	At 30 Jun 2022	At 31 Dec 2022

Loan to deposit ratioA
Loans and advances to customers (£bn)	450.7	456.1	454.9
Customer deposits (£bn)	469.8	478.2	475.3

Loan to deposit ratioA	96%	95%	96%

Pro forma CET1 ratioA
CET1 ratio	14.2%	14.7%	15.1%
Insurance dividend and share buyback accrual1	-	0.1%	(1.0)%
Pro forma CET1 ratioA	14.2%	14.8%	14.1%

Tangible net assets per shareA
Ordinary shareholders' equity (£m)2	37,291	42,016	38,370
Goodwill and other intangible assets	(8,203)	(7,214)	(7,615)
Deferred tax effects and other adjustments (£m)2	413	481	393
Tangible net assets (£m)	29,501	35,283	31,148

Ordinary shares in issue, excluding own shares	64,571m	68,702m	66,944m

Tangible net assets per shareA	45.7p	51.4p	46.5p

1  Dividend paid up by the Insurance business in the subsequent quarter period and the impact of the announced ordinary share buyback programmes.

2  2022 comparatives have been restated to reflect the impact of IFRS 17. See page 123 and note 24 to the financial statements.

RISK MANAGEMENT
PRINCIPAL RISKS AND UNCERTAINTIES

The most important risks faced by the Group are detailed below. The external risks faced by the Group may impact the success of delivering against the Group's long-term strategic objectives. They include, but are not limited to macroeconomic uncertainty; high interest rates and high inflation which are contributing to the cost of living increases and associated implications for UK consumers and businesses.

Heightened monitoring is in place across the Group's portfolios to identify signs of affordability stress. The Group has experienced only modest deterioration in credit performance across its portfolio to date, most notably in UK mortgages where new to arrears and flows to default have increased on legacy variable rate loans. The Group continues to work with its customers to proactively support them through cost of living pressures, the impact from rising interest rates and any deterioration in broader economic conditions.

The Group remains committed to the effective implementation and embedding of Consumer Duty into its purpose, strategy and culture in order to deliver good outcomes for our customers throughout their journeys. This activity seeks to align and enhance the Group's approach to supporting all customers, including those who may be vulnerable and customers in financial difficulty.

CRD IV model changes reflecting the revised regulatory standards introduced in 2022 remain subject to approval by the PRA with the resultant risk-weighted asset and expected loss outcome dependent upon this. An adjustment to risk-weighted assets has been taken in the second quarter, to reflect the anticipated impact of CRD IV models, following a further iteration of model development. On that basis final impacts remain uncertain and further increases could be required.

There have been minor changes to the definition of these risks compared to those disclosed in the Group's 2022 Annual Report and Accounts, such as clarifying third party and outsourced arrangements. The Group continues to conduct a detailed review of its Enterprise Risk Management Framework, which may result in a reclassification of the principal risks.

The Group's principal risks and uncertainties are reviewed and reported regularly to the Board in alignment with the Group's Enterprise Risk Management Framework.

Capital risk - The risk that an insufficient quantity or quality of capital is held to meet regulatory requirements or to support business strategy, an inefficient level of capital is held or that capital is inefficiently deployed across the Group.

Change and execution risk - The risk that, in delivering its change agenda, the Group fails to ensure compliance with laws and regulation, maintain available and effective customer and colleague services, and/or operate within the Group's risk appetite.

Climate risk - The risk that the Group experiences losses and/or reputational damage, either from the impacts of climate change and the transition to net zero, or as a result of the Group's responses to tackling climate change.

Conduct risk - The risk of customer detriment across the customer lifecycle including: failures in product management, distribution and servicing activities; from other risks materialising, or other activities which could undermine the integrity of the market or distort competition, leading to unfair customer outcomes, regulatory censure, reputational damage or financial loss. Customer harm or detriment is defined as consumer loss, distress or inconvenience to customers due to breaches of regulatory or internal requirements or our wider duty to act fairly and reasonably.

Credit risk - The risk that parties with whom the Group has contracted fail to meet their financial obligations (both on and off-balance sheet).

Data risk - The risk of the Group failing to effectively govern, manage and protect its data throughout its lifecycle, including data processed by third parties, or failure to drive value from data; leading to unethical decision making, poor customer outcomes, loss of value to the Group and mistrust.

Funding and liquidity risk - Funding risk is defined as the risk that the Group does not have sufficiently stable and diverse sources of funding or the funding structure is inefficient. Liquidity risk is defined as the risk that the Group has insufficient financial resources to meet its commitments as they fall due, or can only secure them at excessive cost.

Insurance underwriting risk - The risk of adverse developments in the timing, frequency and severity of claims for insured/underwritten events, in customer behaviour, and in expense costs, leading to reductions in earnings and/or value.
PRINCIPAL RISKS AND UNCERTAINTIES (continued)

Market risk - The risk that the Group's capital or earnings profile is affected by adverse market rates or prices, in particular interest rates, credit spreads and equity prices.

Model risk - The risk of financial loss, regulatory censure, reputational damage or customer detriment, as a result of deficiencies in the development, application or ongoing operation of models and rating systems.

Operational risk - The risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

Operational resilience risk - The risk that the Group fails to design resilience into business operations including those that are outsourced, underlying infrastructure and controls (people, property, process, technology) so that it is able to withstand external or internal events which could impact the continuation of operations, and fails to respond in a way which meets customers and stakeholder expectations and needs when the continuity of operations is compromised.

People risk - The risk that the Group fails to provide an appropriate colleague and customer-centric culture, supported by robust reward and wellbeing policies and processes; effective leadership to manage colleague resources; effective talent and succession management; and robust control to ensure all colleague-related requirements are met.

Regulatory and legal risk - The risk of financial penalties, regulatory censure, criminal or civil enforcement action or customer detriment as a result of failure to identify, assess, correctly interpret, comply with, or manage regulatory and/or legal requirements.

Strategic risk - The risk which results from:

●  Incorrect assumptions about internal or external operating environments

●  Failure to understand the potential impact of strategic responses and business plans on existing risk types

●  Failure to respond or the inappropriate strategic response to material changes in the external or internal operating environments

CAPITAL RISK
CET1 target capital ratio

The Board's view of the ongoing level of CET1 capital required by the Group to grow the business, meet current and future regulatory requirements and cover uncertainties continues to be around 12.5 per cent plus a management buffer of around 1 per cent. This takes into account, amongst other considerations:

●  The minimum Pillar 1 CET1 capital requirement of 4.5 per cent of risk-weighted assets

●  The Group's Pillar 2A CET1 capital requirement, set by the PRA, which is the equivalent of around 1.5 per cent of risk-weighted assets

●  The Group's countercyclical capital buffer (CCyB) requirement which is currently 0.9 per cent of risk-weighted assets, increasing to 1.8 per cent (based upon the concentration of Group exposures to the UK market at 30 June 2023) following the increase in the UK CCyB rate to 2 per cent in July 2023

●  The capital conservation buffer (CCB) requirement of 2.5 per cent of risk-weighted assets

●  The Ring-Fenced Bank (RFB) sub-group's other systemically important institution (O-SII) buffer of 2.0 per cent of risk-weighted assets, which equates to 1.7 per cent of risk-weighted assets at Group level. The revised methodology, where the buffer rate is determined using the leverage exposure measure of the RFB sub-group, will apply from the next review point in December 2023, with any changes applying from 1 January 2025

●  The Group's PRA Buffer, set after taking account of the results of any PRA stress tests and other information, as well as outputs from the Group's own internal stress tests. The PRA requires this buffer to remain confidential

●  The desire to maintain a progressive and sustainable ordinary dividend policy in the context of year to year earnings movements

Minimum requirement for own funds and eligible liabilities (MREL)

The Group is not classified as a global systemically important bank (G-SIB) but is subject to the Bank of England's MREL statement of policy (MREL SoP) and must therefore maintain a minimum level of MREL resources.

Applying the MREL SoP to current minimum capital requirements at 30 June 2023, the Group's MREL, excluding regulatory capital and leverage buffers, is the higher of 2 times Pillar 1 plus 2 times Pillar 2A, equivalent to 21.4 per cent of risk-weighted assets, or 6.5 per cent of the UK leverage ratio exposure measure.

In addition, CET1 capital cannot be used to meet both MREL and capital or leverage buffers.

Leverage minimum requirements

The Group is currently subject to the following minimum requirements under the UK Leverage Ratio Framework:

●  A minimum leverage ratio requirement of 3.25 per cent of the total leverage exposure measure

●  A countercyclical leverage buffer (CCLB) which is currently 0.3 per cent of the total leverage exposure measure, increasing to 0.6 per cent (based upon the concentration of Group exposures to the UK market at 30 June 2023) following the increase in the UK CCyB rate to 2 per cent in July 2023

●  An additional leverage ratio buffer (ALRB) of 0.7 per cent of the total leverage exposure measure applies to the RFB sub-group, which equates to 0.6 per cent at Group level

At least 75 per cent of the 3.25 per cent minimum leverage ratio requirement as well as 100 per cent of all regulatory leverage buffers must be met with CET1 capital.

Stress testing

The Group undertakes a wide-ranging programme of stress testing, providing a comprehensive view of the potential impacts arising from the risks to which the Group and its key legal entities are exposed. One of the most important uses of stress testing is to assess the resilience of the operational and strategic plans of the Group and its legal entities to adverse economic conditions and other key vulnerabilities.

As part of this programme the Group has participated in the delayed 2022 Annual Cyclical Scenario stress test run by the Bank of England, which was submitted to the regulator in January 2023. This assesses the Group's resilience to a severe economic shock where the House Price Index (HPI) falls by 31 per cent, Commercial Real Estate (CRE) falls by 45 per cent, unemployment peaks at 8.5 per cent and the Base Rate peaks at 6 per cent. The results of this exercise were published by the Bank of England on 12 July 2023. The Bank of England calculated the Group's transitional CET1 ratio, after the application of management actions, as 11.6 per cent and its leverage ratio as 4.5 per cent, significantly exceeding the hurdle rates of 6.6 per cent and 3.5 per cent, respectively. The Group also continues to internally assess vulnerabilities to adverse economic conditions.

CAPITAL RISK (continued)

Capital and MREL resources

An analysis of the Group's capital position and MREL resources as at 30 June 2023 is presented in the following table. This reflects the application of the transitional arrangements for IFRS 9.
	At 30 Jun 2023 £m	At 31 Dec 2022 £m

Common equity tier 1
Shareholders' equity per balance sheet1	37,291	38,370
Adjustment to retained earnings for foreseeable dividends	(891)	(1,062)
Deconsolidation adjustments1	6,968	6,668
Cash flow hedging reserve	6,120	5,476
Other adjustments	(189)	(80)
	49,299	49,372
less: deductions from common equity tier 1
Goodwill and other intangible assets	(5,577)	(4,982)
Prudent valuation adjustment	(419)	(434)
Removal of defined benefit pension surplus	(3,435)	(2,803)
Significant investments1	(4,925)	(4,843)
Deferred tax assets	(4,339)	(4,445)
Common equity tier 1 capital	30,604	31,865
Additional tier 1
Other equity instruments	6,913	5,271
Preference shares and preferred securities2	466	470
Regulatory adjustments	(466)	(470)
	6,913	5,271
less: deductions from tier 1
Significant investments1	(1,100)	(1,100)
Total tier 1 capital	36,417	36,036
Tier 2
Other subordinated liabilities2	9,391	10,260
Deconsolidation of instruments issued by insurance entities1	(516)	(1,430)
Regulatory adjustments	(1,870)	(2,323)
	7,005	6,507
less: deductions from tier 2
Significant investments1	(969)	(963)
Total capital resources	42,453	41,580

Ineligible AT1 and tier 2 instruments3	(151)	(181)
Amortised portion of eligible tier 2 instruments issued by Lloyds Banking Group plc	1,560	1,346
Other eligible liabilities issued by Lloyds Banking Group plc4	22,843	24,085
Total MREL resources	66,705	66,830

Risk-weighted assets	215,290	210,859

Common equity tier 1 capital ratio	14.2%	15.1%
Tier 1 capital ratio	16.9%	17.1%
Total capital ratio	19.7%	19.7%
MREL ratio	31.0%	31.7%

1  2022 comparatives have been restated to reflect the impact of IFRS 17. The CET1 deconsolidation adjustments applied to shareholders' equity increased by £3.6 billion to reflect the full offset of the impact of IFRS 17 on the Group's opening shareholders' equity position per the Group's consolidated balance sheet. For regulatory capital purposes, the Group's Insurance business is deconsolidated and replaced by the amount of the Group's investment in the business. A part of this amount is deducted from capital (via 'significant investments' in the table above) and the remaining amount is risk-weighted, forming part of threshold risk-weighted assets.

2  Preference shares, preferred securities and other subordinated liabilities are reported as subordinated liabilities in the balance sheet.

3  Instruments with less than or equal to one year to maturity or instruments not issued out of the holding company.

4  Includes senior unsecured debt.

CAPITAL RISK (continued)

Movements in CET1 capital resources

The key movements are set out in the table below.
Common equity tier 1 £m
At 31 December 2022	31,865
Banking business profits1	2,929
Movement in foreseeable dividend accrual2	168
Final 2022 dividend paid out on ordinary shares during the period	(1,059)
Share buyback reflected through retained profits	(2,020)
Dividends received from the Insurance business3	100
IFRS 9 transitional adjustment to retained earnings	(204)
Pension deficit contributions	(586)
Goodwill and other intangible assets	(595)
Significant investments	(81)
Movement in treasury shares and employee share schemes	195
Distributions on other equity instruments	(255)
Other movements	147
At 30 June 2023	30,604

1  Under the regulatory framework, profits made by Insurance are removed from CET1 capital. However, when dividends are paid to the Group by Insurance these are recognised through CET1 capital.

2  Reflects the reversal of the brought forward accrual for the 2022 final ordinary dividend, net of the accrual for foreseeable 2023 ordinary dividends.

3  Received in February 2023.

The Group's CET1 capital ratio reduced from 15.1 per cent at 31 December 2022 to 14.2 per cent at 30 June 2023 reflecting the reduction in CET1 capital resources and the increase in risk-weighted assets.

The reduction in CET1 capital resources reflected banking business profits for the period and the receipt of the dividend paid up by the Insurance business in February 2023, which were more than offset by:

●  The recognition of the full capital impact of the ordinary share buyback programme announced as part of the Group's 2022 year end results, which commenced in February 2023

●  The accrual for foreseeable ordinary dividends in respect of the first half of 2023, inclusive of the announced interim ordinary dividend of 0.92 pence per share

●  Accelerated fixed pension deficit contributions paid during the period into the Group's three main defined benefit pension schemes

●  An increase in goodwill and other intangible assets, which included the acquisition of Tusker in February 2023

The impact of the ordinary share buyback programme and the Insurance dividend received in February 2023 were included in the Group's pro forma CET1 ratio of 14.1 per cent at 31 December 2022.

Movements in total capital and MREL

The Group's total capital ratio remained flat at 19.7 per cent (31 December 2022: 19.7 per cent) primarily reflecting the issuance of new AT1 and Tier 2 capital instruments and an increase in eligible provisions recognised through Tier 2 capital, offset by the reduction in CET1 capital, the impact of sterling appreciation and regulatory amortisation on Tier 2 capital instruments and the increase in risk-weighted assets. The MREL ratio reduced to 31.0 per cent (31 December 2022: 31.7 per cent) with the increase in total capital resources more than offset by the reduction in other eligible liabilities and the increase in risk-weighted assets. The reduction in other eligible liabilities reflected the derecognition of a called instrument and instruments with less than one year to maturity and the impact of sterling appreciation, partially offset by the issuance of new instruments.

CAPITAL RISK (continued)

Risk-weighted assets
	At 30 Jun 2023 £m	At 31 Dec 2022 £m

Foundation Internal Ratings Based (IRB) Approach	45,486	46,500
Retail IRB Approach	83,794	81,091
Other IRB Approach1	19,854	19,764
IRB Approach	149,134	147,355
Standardised (STA) Approach1	24,009	23,119
Credit risk	173,143	170,474
Securitisation1	7,850	6,397
Counterparty credit risk	5,734	5,911
Credit valuation adjustment risk	431	621
Operational risk	24,277	24,241
Market risk	3,855	3,215
Risk-weighted assets	215,290	210,859
Of which threshold risk-weighted assets2	11,249	11,883

1  Threshold risk-weighted assets are included within Other IRB Approach and Standardised (STA) Approach.

2  Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital. Significant investments primarily arise from investment in the Group's Insurance business.

Risk-weighted assets have increased by £4 billion during the first half of the year to £215 billion at 30 June 2023 (31 December 2022: £211 billion). This largely reflects an adjustment for the anticipated impact of CRD IV models taken in the second quarter. Excluding this, lending growth, a small uplift from model calibration and other increases were partly offset by capital efficient securitisation and other optimisation activity, in addition to a reduction in threshold risk-weighted assets.

The CRD IV model updates reflect an updated impact assessment following a further iteration of model development. The models remain subject to further development and final approval by the PRA. On that basis final impacts remain uncertain and further increases could be required.

CAPITAL RISK (continued)

Leverage ratio

The table below summarises the component parts of the Group's leverage ratio.
	At 30 Jun 2023 £m	At 31 Dec 2022 £m

Total tier 1 capital	36,417	36,036

Exposure measure
Statutory balance sheet assets
Derivative financial instruments	23,670	24,753
Securities financing transactions	52,097	56,646
Loans and advances and other assets1	807,037	791,995
Total assets	882,804	873,394

Qualifying central bank claims	(95,346)	(91,125)

Deconsolidation adjustments2
Derivative financial instruments	979	712
Loans and advances and other assets1	(168,226)	(164,096)
Total deconsolidation adjustments	(167,247)	(163,384)

Derivatives adjustments	(6,577)	(7,414)
Securities financing transactions adjustments	2,556	2,645
Off-balance sheet items	42,203	42,463
Amounts already deducted from tier 1 capital	(13,372)	(12,033)
Other regulatory adjustments3	(6,819)	(5,731)
Total exposure measure	638,202	638,815

UK leverage ratio	5.7%	5.6%

Leverage exposure measure (including central bank claims)	733,548	729,940
Leverage ratio (including central bank claims)	5.0%	4.9%

Total MREL resources	66,705	66,830
MREL Leverage Ratio	10.5%	10.5%

1  2022 comparatives have been restated to reflect the impact of IFRS 17.

2  Deconsolidation adjustments relate to the deconsolidation of certain Group entities that fall outside the scope of the Group's regulatory capital consolidation, primarily the Group's Insurance business.

3  Includes adjustments to exclude lending under the UK Government's Bounce Back Loan Scheme (BBLS).

Analysis of leverage movements

The Group's UK leverage ratio increased to 5.7 per cent (31 December 2022: 5.6 per cent) predominantly reflecting the increase in the total tier 1 capital position. Reductions in the leverage exposure measure largely attributable to securities financing transactions were broadly offset by other balance sheet movements.

Pillar 3 disclosures

The Group will publish a condensed set of half-year Pillar 3 disclosures in the second half of August. A copy of the disclosures will be available to view at: www.lloydsbankinggroup.com/investors/financial-downloads.

CREDIT RISK

Overview

The Group's portfolios are well-positioned for the current macroeconomic environment. The Group retains a prudent approach to credit risk appetite and risk management, with strong credit origination criteria and robust LTVs in the secured portfolios.

Observed credit performance remains resilient, despite the continued economic uncertainty with only modest evidence of deterioration to date. New to arrears have slightly increased in UK mortgages but remain broadly stable across unsecured portfolios, with only credit cards marginally above pre-pandemic levels. Looking forward, there are risks from a higher inflation and interest rate environment as modelled in the Group's expected credit loss (ECL) allowance including the impact of the multiple economic scenarios (MES). The Group continues to monitor the impacts of the economic environment carefully through a suite of early warning indicators and governance arrangements that ensure risk mitigating action plans are in place to support customers and protect the Group's positions.

The underlying impairment charge in the first half of 2023 was £662 million, compared to a charge of £377 million in the first half of 2022. The pre-updated MES charge of £657 million (half-year to 30 June 2022: £282 million) reflects the expected credit loss (ECL) allowance build from Stage 1 loans rolling forward into a more adverse economic outlook, as well as modest increases in UK mortgages new to arrears rates and additional charges on existing Commercial Banking clients in Stage 3. The impact of economic outlook revisions was £5 million (half-year to 30 June 2022: £95 million, including the partial release of £200 million of the Group's central adjustment in relation to COVID-19).

The Group's underlying ECL allowance on loans and advances to customers increased in the period to £5,361 million (31 December 2022: £5,222 million), largely due to underlying increases in UK mortgages and additional charges on existing Commercial Banking clients in Stage 3.

Group Stage 2 loans and advances to customers are stable at £65,730 million (31 December 2022: £65,728 million), and as a percentage of total lending at 14.4 per cent (31 December 2022: 14.3 per cent). Updates to the macroeconomic outlook drive offsetting movements, with Stage 2 increases in UK mortgages driven by higher UK Bank Rate projections offset by Commercial Banking reductions reflecting the modestly improved GDP outlook. Of the total Group Stage 2 loans and advances to customers, 92.1 per cent are up to date (31 December 2022 92.7 per cent). Stage 2 coverage remain stable at 3.2 per cent (31 December 2022: 3.2 per cent).

Stage 3 loans and advances to customers are stable at £10,712 million (31 December 2022: £10,753 million), and as a percentage of total lending increased slightly to 2.4 per cent (31 December 2022: 2.3 per cent). Stage 3 coverage increased by 1.1 percentage points to 23.7 per cent (31 December 2022: 22.6 per cent) largely driven by additional charges on existing Commercial Banking clients in Stage 3.

Prudent risk appetite and risk management

●  The Group continues to take a prudent and proactive approach to credit risk management and credit risk appetite, whilst working closely with customers to help them through cost of living pressures and the impacts from higher interest rates and from any deterioration in broader economic conditions

●  Sector, asset and product concentrations within the portfolios are closely monitored and controlled, with mitigating actions taken where appropriate. Sector and product risk appetite parameters help manage exposure to certain higher risk and cyclical sectors, segments and asset classes

●  The Group's effective risk management seeks to ensure early identification and management of customers and counterparties who may be showing signs of distress

●  The Group will continue to work closely with its customers to ensure that they receive the appropriate level of support, embracing the standards outlined in the Mortgage Charter and including where customers are leveraging Pay As You Grow options under the UK Government Coronavirus scheme

CREDIT RISK (continued)

Impairment charge (credit) by division − statutory basis
	Half-year to 30 Jun 2023 £m	Half-year to 30 Jun 20221 £m	Change %	Half-year to 31 Dec 2022 £m	Change %

UK mortgages	191	(64)		359	47
Credit cards	197	272	28	299	34
Loans and overdrafts	160	241	34	258	38
UK Motor Finance	43	7		(9)
Other	1	-		10	90
Retail	592	456	(30)	917	35
Small and Medium Businesses	25	30	17	158	84
Corporate and Institutional Banking	47	87	46	242	81
Commercial Banking	72	117	38	400	82
Insurance, Pensions and Investments	(1)	6		18
Equity Investments and Central Items	(1)	(198)	(99)	(194)	(99)
Total impairment charge	662	381	(74)	1,141	42

1  Impairment charges for Retail, Commercial Banking and Other reflect the new organisation structure; comparatives have been presented on a consistent basis. See page 123.

Impairment charge (credit) by division − underlying basisA
	Half-year to 30 Jun 2023 £m	Half-year to 30 Jun 20221 £m	Change %	Half-year to 31 Dec 2022 £m	Change %

UK mortgages	191	(64)		359	47
Credit cards	197	272	28	299	34
Loans and overdrafts	160	241	34	258	38
UK Motor Finance	43	7		(9)
Other	1	-		10	90
Retail	592	456	(30)	917	35
Small and Medium Businesses	25	30	17	158	84
Corporate and Institutional Banking	47	87	46	242	81
Commercial Banking	72	117	38	400	82
Insurance, Pensions and Investments	(1)	2		10
Equity Investments and Central Items	(1)	(198)	(99)	(194)	(99)
Total impairment chargeA	662	377	(76)	1,133	42

Asset quality ratioA	0.29%	0.17%	12bp	0.48%	(19)bp

1  Impairment charges for Retail, Commercial Banking and Other reflect the new organisation structure; comparatives have been presented on a consistent basis. See page 123.

CREDIT RISK (continued)

Credit risk balance sheet basis of presentation

The balance sheet analyses which follow have been presented on two bases; the statutory basis which is consistent with the presentation in the Group's accounts and the underlying basis which is used for internal management purposes. A reconciliation between the two bases has been provided.

In the following statutory basis tables, purchased or originated credit-impaired (POCI) assets include a fixed pool of mortgages that were purchased as part of the HBOS acquisition at a deep discount to face value reflecting credit losses incurred from the point of origination to the date of acquisition. The residual expected credit loss (ECL) allowance and resulting low coverage ratio on POCI assets reflects further deterioration in the creditworthiness from the date of acquisition. Over time, these POCI assets will run off as the loans redeem, pay down or as losses are written off.

The Group uses the underlying basis to monitor the creditworthiness of the lending portfolio and related ECL allowances because it provides a better indication of the credit performance of the POCI assets purchased as part of the HBOS acquisition. The underlying basis assumes that the lending assets acquired as part of a business combination were originated by the Group and are classified as either Stage 1, 2 or 3 according to the change in credit risk over the period since origination. Underlying ECL allowances have been calculated accordingly.

Total expected credit loss allowance
	Statutory basis		Underlying basisA
	At 30 Jun 2023 £m	At 31 Dec 2022 £m	At 30 Jun 2023 £m	At 31 Dec 2022 £m

Customer related balances
Drawn	4,737	4,518	5,039	4,899
Undrawn	322	323	322	323
	5,059	4,841	5,361	5,222
Loans and advances to banks	12	15	12	15
Debt securities	11	9	11	9
Other assets	35	38	35	38
Total expected credit loss allowance	5,117	4,903	5,419	5,284

Reconciliation between statutory and underlying bases of gross loans and advances to customers and expected credit loss allowance on drawn balances
	Gross loans and advances to customers					Expected credit loss allowance on drawn balances
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

At 30 June 2023
Underlying basisA	379,317	65,730	10,712	-	455,759	780	1,894	2,365	-	5,039
POCI assets	(1,800)	(4,028)	(2,823)	8,651	-	(2)	(113)	(462)	577	-
Acquisition fairvalue adjustment	-	-	-	(302)	(302)	-	-	-	(302)	(302)
	(1,800)	(4,028)	(2,823)	8,349	(302)	(2)	(113)	(462)	275	(302)
Statutory basis	377,517	61,702	7,889	8,349	455,457	778	1,781	1,903	275	4,737

At 31 December 2022
Underlying basisA	383,317	65,728	10,753	-	459,798	700	1,936	2,263	-	4,899
POCI assets	(2,326)	(4,564)	(3,113)	10,003	-	-	(128)	(506)	634	-
Acquisition fairvalue adjustment	-	-	-	(381)	(381)	-	-	-	(381)	(381)
	(2,326)	(4,564)	(3,113)	9,622	(381)	-	(128)	(506)	253	(381)
Statutory basis	380,991	61,164	7,640	9,622	459,417	700	1,808	1,757	253	4,518

CREDIT RISK (continued)

Movements in total expected credit loss allowance - statutory basis
	Opening ECL at 31 Dec 2022 £m	Write-offs and other1 £m	Income statement charge (credit) £m	Net ECL increase (decrease) £m	Closing ECL at 30 Jun 2023 £m

UK mortgages2	1,209	(69)	191	122	1,331
Credit cards	763	(191)	197	6	769
Loans and overdrafts	678	(147)	160	13	691
UK Motor Finance	252	(44)	43	(1)	251
Other	86	1	1	2	88
Retail	2,988	(450)	592	142	3,130
Small and Medium Businesses	549	(41)	25	(16)	533
Corporate and Institutional Banking	1,320	43	47	90	1,410
Commercial Banking	1,869	2	72	74	1,943
Insurance, Pensions and Investments	40	(1)	(1)	(2)	38
Equity Investments and Central Items	6	1	(1)	-	6
Total3	4,903	(448)	662	214	5,117

1  Contains adjustments in respect of purchased or originated credit-impaired financial assets.

2    Includes £60 million, within write-offs and other relating to the £2.5 billion legacy portfolio exit in the first quarter of 2023.

3  Total ECL includes £58 million relating to other non customer-related assets (31 December 2022: £62 million).

Movements in total expected credit loss allowance - underlying basisA
	Opening ECL at 31 Dec 2022 £m	Write-offs and other £m	Income statement charge (credit) £m	Net ECL increase (decrease) £m	Closing ECL at 30 Jun 2023 £m

UK mortgages1	1,590	(148)	191	43	1,633
Credit cards	763	(191)	197	6	769
Loans and overdrafts	678	(147)	160	13	691
UK Motor Finance	252	(44)	43	(1)	251
Other	86	1	1	2	88
Retail	3,369	(529)	592	63	3,432
Small and Medium Businesses	549	(41)	25	(16)	533
Corporate and Institutional Banking	1,320	43	47	90	1,410
Commercial Banking	1,869	2	72	74	1,943
Insurance, Pensions and Investments	40	(1)	(1)	(2)	38
Equity Investments and Central Items	6	1	(1)	-	6
Total2	5,284	(527)	662	135	5,419

1    Includes £126 million, within write-offs and other relating to the £2.5 billion legacy portfolio exit in the first quarter of 2023.

2  Total ECL includes £58 million relating to other non customer-related assets (31 December 2022: £62 million).

CREDIT RISK (continued)

Loans and advances to customers and expected credit loss allowance - statutory basis
At 30 June 2023	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	251,013	44,643	3,766	8,349	307,771	14.5	1.2
Credit cards	12,210	3,066	302	-	15,578	19.7	1.9
Loans and overdrafts	9,075	1,535	242	-	10,852	14.1	2.2
UK Motor Finance	12,836	2,226	122	-	15,184	14.7	0.8
Other	14,797	567	131	-	15,495	3.7	0.8
Retail	299,931	52,037	4,563	8,349	364,880	14.3	1.3
Small and Medium Businesses	29,350	5,060	1,576	-	35,986	14.1	4.4
Corporate and Institutional Banking	51,527	4,605	1,744	-	57,876	8.0	3.0
Commercial Banking	80,877	9,665	3,320	-	93,862	10.3	3.5
Equity Investments and Central Items1	(3,291)	-	6	-	(3,285)
Total gross lending	377,517	61,702	7,889	8,349	455,457	13.5	1.7
ECL allowance on drawn balances	(778)	(1,781)	(1,903)	(275)	(4,737)
Net balance sheet carrying value	376,739	59,921	5,986	8,074	450,720

Customer related ECL allowance (drawn and undrawn)
UK mortgages	117	573	366	275	1,331
Credit cards	187	459	123	-	769
Loans and overdrafts	205	358	128	-	691
UK Motor Finance2	120	71	60	-	251
Other	19	18	51	-	88
Retail	648	1,479	728	275	3,130
Small and Medium Businesses	119	255	159	-	533
Corporate and Institutional Banking	146	231	1,015	-	1,392
Commercial Banking	265	486	1,174	-	1,925
Equity Investments and Central Items	-	-	4	-	4
Total	913	1,965	1,906	275	5,059

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers3
UK mortgages	-	1.3	9.7	3.3	0.4
Credit cards	1.5	15.0	52.3	-	5.0
Loans and overdrafts	2.3	23.3	66.0	-	6.4
UK Motor Finance	0.9	3.2	49.2	-	1.7
Other	0.1	3.2	38.9	-	0.6
Retail	0.2	2.8	16.4	3.3	0.9
Small and Medium Businesses	0.4	5.0	16.5	-	1.5
Corporate and Institutional Banking	0.3	5.0	58.2	-	2.4
Commercial Banking	0.3	5.0	43.3	-	2.1
Equity Investments and Central Items		-	66.7	-
Total	0.2	3.2	26.6	3.3	1.1

1  Contains centralised fair value hedge accounting adjustments.

2  UK Motor Finance for Stages 1 and 2 include £116 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

3  Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £67 million, Loans and overdrafts of £48 million and Small and Medium Businesses of £610 million.

CREDIT RISK (continued)

Loans and advances to customers and expected credit loss allowance - statutory basis (continued)
At 31 December 2022	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	257,517	41,783	3,416	9,622	312,338	13.4	1.1
Credit cards	11,416	3,287	289	-	14,992	21.9	1.9
Loans and overdrafts	8,357	1,713	247	-	10,317	16.6	2.4
UK Motor Finance	12,174	2,245	154	-	14,573	15.4	1.1
Other	13,990	643	157	-	14,790	4.3	1.1
Retail	303,454	49,671	4,263	9,622	367,010	13.5	1.2
Small and Medium Businesses	30,781	5,654	1,760	-	38,195	14.8	4.6
Corporate and Institutional Banking	49,728	5,839	1,611	-	57,178	10.2	2.8
Commercial Banking	80,509	11,493	3,371	-	95,373	12.1	3.5
Equity Investments and Central Items1	(2,972)	-	6	-	(2,966)
Total gross lending	380,991	61,164	7,640	9,622	459,417	13.3	1.7
ECL allowance on drawn balances	(700)	(1,808)	(1,757)	(253)	(4,518)
Net balance sheet carrying value	380,291	59,356	5,883	9,369	454,899

Customer related ECL allowance (drawn and undrawn)
UK mortgages	92	553	311	253	1,209
Credit cards	173	477	113	-	763
Loans and overdrafts	185	367	126	-	678
UK Motor Finance2	95	76	81	-	252
Other	16	18	52	-	86
Retail	561	1,491	683	253	2,988
Small and Medium Businesses	129	271	149	-	549
Corporate and Institutional Banking	144	231	925	-	1,300
Commercial Banking	273	502	1,074	-	1,849
Equity Investments and Central Items	-	-	4	-	4
Total	834	1,993	1,761	253	4,841

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers3
UK mortgages	-	1.3	9.1	2.6	0.4
Credit cards	1.5	14.5	50.9	-	5.1
Loans and overdrafts	2.2	21.4	64.6	-	6.6
UK Motor Finance	0.8	3.4	52.6	-	1.7
Other	0.1	2.8	33.1	-	0.6
Retail	0.2	3.0	16.5	2.6	0.8
Small and Medium Businesses	0.4	4.8	12.9	-	1.5
Corporate and Institutional Banking	0.3	4.0	57.5	-	2.3
Commercial Banking	0.3	4.4	38.9	-	2.0
Equity Investments and Central Items		-	66.7	-
Total	0.2	3.3	25.5	2.6	1.1

1  Contains centralised fair value hedge accounting adjustments.

2  UK Motor Finance for Stages 1 and 2 include £92 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

3  Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £67 million, Loans and overdrafts of £52 million, Small and Medium Businesses of £607 million and Corporate and Institutional Banking of £1 million.

CREDIT RISK (continued)

Loans and advances to customers and expected credit loss allowance (underlying basis)A
At 30 June 2023	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	252,814	48,670	6,589	308,073	15.8	2.1
Credit cards	12,210	3,066	302	15,578	19.7	1.9
Loans and overdrafts	9,075	1,535	242	10,852	14.1	2.2
UK Motor Finance	12,836	2,226	122	15,184	14.7	0.8
Other	14,797	567	131	15,495	3.7	0.8
Retail1	301,732	56,064	7,386	365,182	15.4	2.0
Small and Medium Businesses	29,350	5,060	1,576	35,986	14.1	4.4
Corporate and Institutional Banking	51,526	4,606	1,744	57,876	8.0	3.0
Commercial Banking	80,876	9,666	3,320	93,862	10.3	3.5
Equity Investments and Central Items2	(3,291)	-	6	(3,285)
Total gross lending	379,317	65,730	10,712	455,759	14.4	2.4
ECL allowance on drawn balances	(780)	(1,894)	(2,365)	(5,039)
Net balance sheet carrying value	378,537	63,836	8,347	450,720

Customer related ECL allowance (drawn and undrawn)
UK mortgages	119	686	828	1,633
Credit cards	187	459	123	769
Loans and overdrafts	205	358	128	691
UK Motor Finance3	120	71	60	251
Other	19	18	51	88
Retail1	650	1,592	1,190	3,432
Small and Medium Businesses	119	255	159	533
Corporate and Institutional Banking	146	231	1,015	1,392
Commercial Banking	265	486	1,174	1,925
Equity Investments and Central Items	-	-	4	4
Total	915	2,078	2,368	5,361

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers4
UK mortgages	-	1.4	12.6	0.5
Credit cards	1.5	15.0	52.3	5.0
Loans and overdrafts	2.3	23.3	66.0	6.4
UK Motor Finance	0.9	3.2	49.2	1.7
Other	0.1	3.2	38.9	0.6
Retail1	0.2	2.8	16.4	0.9
Small and Medium Businesses	0.4	5.0	16.5	1.5
Corporate and Institutional Banking	0.3	5.0	58.2	2.4
Commercial Banking	0.3	5.0	43.3	2.1
Equity Investments and Central Items		-	66.7
Total	0.2	3.2	23.7	1.2

1    Retail balances exclude the impact of the HBOS acquisition-related adjustments.

2    Contains centralised fair value hedge accounting adjustments.

3    UK Motor Finance for Stages 1 and 2 include £116 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

4    Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £67 million, Loans and overdrafts of £48 million and Small and Medium Businesses of £610 million.

CREDIT RISK (continued)

Loans and advances to customers and expected credit loss allowance (underlying basis)A (continued)
At 31 December 2022	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	259,843	46,347	6,529	312,719	14.8	2.1
Credit cards	11,416	3,287	289	14,992	21.9	1.9
Loans and overdrafts	8,357	1,713	247	10,317	16.6	2.4
UK Motor Finance	12,174	2,245	154	14,573	15.4	1.1
Other	13,990	643	157	14,790	4.3	1.1
Retail1	305,780	54,235	7,376	367,391	14.8	2.0
Small and Medium Businesses	30,781	5,654	1,760	38,195	14.8	4.6
Corporate and Institutional Banking	49,728	5,839	1,611	57,178	10.2	2.8
Commercial Banking	80,509	11,493	3,371	95,373	12.1	3.5
Equity Investments and Central Items2	(2,972)	-	6	(2,966)
Total gross lending	383,317	65,728	10,753	459,798	14.3	2.3
ECL allowance on drawn balances	(700)	(1,936)	(2,263)	(4,899)
Net balance sheet carrying value	382,617	63,792	8,490	454,899

Customer related ECL allowance (drawn and undrawn)
UK mortgages	92	681	817	1,590
Credit cards	173	477	113	763
Loans and overdrafts	185	367	126	678
UK Motor Finance3	95	76	81	252
Other	16	18	52	86
Retail1	561	1,619	1,189	3,369
Small and Medium Businesses	129	271	149	549
Corporate and Institutional Banking	144	231	925	1,300
Commercial Banking	273	502	1,074	1,849
Equity Investments and Central Items	-	-	4	4
Total	834	2,121	2,267	5,222

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers4
UK mortgages	-	1.5	12.5	0.5
Credit cards	1.5	14.5	50.9	5.1
Loans and overdrafts	2.2	21.4	64.6	6.6
UK Motor Finance	0.8	3.4	52.6	1.7
Other	0.1	2.8	33.1	0.6
Retail1	0.2	3.0	16.4	0.9
Small and Medium Businesses	0.4	4.8	12.9	1.5
Corporate and Institutional Banking	0.3	4.0	57.5	2.3
Commercial Banking	0.3	4.4	38.9	2.0
Equity Investments and Central Items		-	66.7
Total	0.2	3.2	22.6	1.1

1    Retail balances exclude the impact of the HBOS acquisition-related adjustments.

2    Contains centralised fair value hedge accounting adjustments.

3    UK Motor Finance for Stages 1 and 2 include £92 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

4    Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £67 million, Loans and overdrafts of £52 million, Small and Medium Businesses of £607 million and Corporate and Institutional Banking of £1 million.

CREDIT RISK (continued)

Stage 2 loans and advances to customers and expected credit loss allowance - statutory basis
	Up to date					1 to 30 days past due2		Over 30 days past due		Total
	PD movements			Other1
At 30 June 2023	Gross lending £m		ECL3 £m	Gross lending £m	ECL3 £m	Gross lending £m	ECL3 £m	Gross lending £m	ECL3 £m	Gross lending £m	ECL3 £m
		At
UK mortgages	32,585		251	9,234	163	1,771	80	1,053	79	44,643	573
Credit cards	2,799		362	141	49	92	30	34	18	3,066	459
Loans and overdrafts	1,135		238	229	55	127	44	44	21	1,535	358
UK Motor Finance	798		22	1,257	24	140	17	31	8	2,226	71
Other	127		5	345	7	57	4	38	2	567	18
Retail	37,444		878	11,206	298	2,187	175	1,200	128	52,037	1,479
Small and Medium Businesses	3,835		221	702	18	334	12	189	4	5,060	255
Corporate and Institutional Banking	4,436		227	33	3	6	1	130	-	4,605	231
Commercial Banking	8,271		448	735	21	340	13	319	4	9,665	486
Total	45,715		1,326	11,941	319	2,527	188	1,519	132	61,702	1,965

At 31 December 2022
UK mortgages	29,718		263	9,613	160	1,633	67	819	63	41,783	553
Credit cards	3,023		386	136	46	98	30	30	15	3,287	477
Loans and overdrafts	1,311		249	234	53	125	45	43	20	1,713	367
UK Motor Finance	1,047		28	1,045	23	122	18	31	7	2,245	76
Other	160		5	384	7	54	4	45	2	643	18
Retail	35,259		931	11,412	289	2,032	164	968	107	49,671	1,491
Small and Medium Businesses	4,081		223	1,060	27	339	13	174	8	5,654	271
Corporate and Institutional Banking	5,728		229	27	-	30	1	54	1	5,839	231
Commercial Banking	9,809		452	1,087	27	369	14	228	9	11,493	502
Total	45,068		1,383	12,499	316	2,401	178	1,196	116	61,164	1,993

1    Includes forbearance, client and product-specific indicators not reflected within quantitative PD assessments. As of 31 December 2022, interest-only mortgage customers at risk of not meeting their final term payment are now directly classified as Stage 2 up to date 'Other', driving movement of gross lending from the category of Stage 2 up to date 'PD movement' into 'Other'.

2  Includes assets that have triggered PD movements, or other rules, given that being 1 to 29 days in arrears in and of itself is not a Stage 2 trigger.

3  Expected credit loss allowance on loans and advances to customers (drawn and undrawn).

CREDIT RISK (continued)

Stage 2 loans and advances to customers and expected credit loss allowance - underlying basisA
	Up to date					1 to 30 days past due2		Over 30 days past due		Total
	PD movements			Other1
At 30 June 2023	Gross lending £m		ECL3 £m	Gross lending £m	ECL3 £m	Gross lending £m	ECL3 £m	Gross lending £m	ECL3 £m	Gross lending £m	ECL3 £m
		At
UK mortgages	34,505		278	10,207	191	2,413	103	1,545	114	48,670	686
Credit cards	2,799		362	141	49	92	30	34	18	3,066	459
Loans and overdrafts	1,135		238	229	55	127	44	44	21	1,535	358
UK Motor Finance	798		22	1,257	24	140	17	31	8	2,226	71
Other	127		5	345	7	57	4	38	2	567	18
Retail	39,364		905	12,179	326	2,829	198	1,692	163	56,064	1,592
Small and Medium Businesses	3,835		221	702	18	334	12	189	4	5,060	255
Corporate and Institutional Banking	4,436		227	34	3	6	1	130	-	4,606	231
Commercial Banking	8,271		448	736	21	340	13	319	4	9,666	486
Total	47,635		1,353	12,915	347	3,169	211	2,011	167	65,730	2,078
		At
At 31 December 2022
UK mortgages	31,908		301	10,800	198	2,379	93	1,260	89	46,347	681
Credit cards	3,023		386	136	46	98	30	30	15	3,287	477
Loans and overdrafts	1,311		249	234	53	125	45	43	20	1,713	367
UK Motor Finance	1,047		28	1,045	23	122	18	31	7	2,245	76
Other	160		5	384	7	54	4	45	2	643	18
Retail	37,449		969	12,599	327	2,778	190	1,409	133	54,235	1,619
Small and Medium Businesses	4,081		223	1,060	27	339	13	174	8	5,654	271
Corporate and Institutional Banking	5,728		229	27	-	30	1	54	1	5,839	231
Commercial Banking	9,809		452	1,087	27	369	14	228	9	11,493	502
Total	47,258		1,421	13,686	354	3,147	204	1,637	142	65,728	2,121

1    Includes forbearance, client and product-specific indicators not reflected within quantitative PD assessments. As of 31 December 2022, interest-only mortgage customers at risk of not meeting their final term payment are now directly classified as Stage 2 up to date 'Other', driving movement of gross lending from the category of Stage 2 up to date 'PD movement' into 'Other'.

2  Includes assets that have triggered PD movements, or other rules, given that being 1 to 29 days in arrears in and of itself is not a Stage 2 trigger.

3  Expected credit loss allowance on loans and advances to customers (drawn and undrawn).

CREDIT RISK (continued)

ECL sensitivity to economic assumptions

The measurement of ECL reflects an unbiased probability-weighted range of possible future economic outcomes. The Group achieves this by generating four economic scenarios to reflect the range of outcomes; the central scenario reflects the Group's base case assumptions used for medium-term planning purposes, an upside and a downside scenario are also selected together with a severe downside scenario. If the base case moves adversely, it generates a new, more adverse downside and severe downside which are then incorporated into the ECL. The base case, upside and downside scenarios carry a 30 per cent weighting; the severe downside is weighted at 10 per cent. These assumptions can be found in note 16 on page 98 onwards.

The tables below shows the Group's ECL for the probability-weighted, upside, base case, downside and severe downside scenarios, with the severe downside scenario incorporating adjustments made to CPI inflation and UK Bank Rate paths. The stage allocation for an asset is based on the overall scenario probability-weighted PD and hence the staging of assets is constant across all the scenarios. In each economic scenario the ECL for individual assessments and post-model adjustments is typically held constant reflecting the basis on which they are evaluated. However, post-model adjustments in Commercial Banking have been apportioned across the scenarios to better reflect the sensitivity of these adjustments to each scenario. Judgements applied through changes to model inputs are reflected in the scenario ECL sensitivities. The probability-weighted view shows the extent to which a higher ECL allowance has been recognised to take account of multiple economic scenarios relative to the base case; the uplift being £692 million at 30 June 2023 and December 2022.
Statutory basis	Probability- weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m

UK mortgages	1,331	544	878	1,502	4,535
Credit cards	769	606	731	842	1,155
Other Retail	1,030	921	1,005	1,075	1,294
Commercial Banking	1,943	1,573	1,767	2,124	3,041
Other	44	44	44	45	45
At 30 June 2023	5,117	3,688	4,425	5,588	10,070

UK mortgages	1,209	514	790	1,434	3,874
Credit cards	763	596	727	828	1,180
Other Retail	1,016	907	992	1,056	1,290
Commercial Banking	1,869	1,459	1,656	2,027	3,261
Other	46	46	46	47	47
At 31 December 2022	4,903	3,522	4,211	5,392	9,652

CREDIT RISK (continued)

ECL sensitivity to economic assumptions (continued)
Underlying basisA	Probability- weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m

UK mortgages	1,633	846	1,180	1,804	4,837
Credit cards	769	606	731	842	1,155
Other Retail	1,029	921	1,004	1,074	1,294
Commercial Banking	1,943	1,573	1,767	2,124	3,041
Other	45	45	45	45	45
At 30 June 2023	5,419	3,991	4,727	5,889	10,372

UK mortgages	1,590	895	1,172	1,815	4,254
Credit cards	763	596	727	828	1,180
Other Retail	1,016	907	992	1,056	1,290
Commercial Banking	1,869	1,459	1,656	2,027	3,261
Other	46	46	46	47	47
At 31 December 2022	5,284	3,903	4,593	5,773	10,032

Retail

●  The Retail portfolio has remained resilient and well-positioned, despite pressure on consumer disposable incomes from a higher cost of living, inflationary pressures and rising interest rates. Robust risk management remains in place, with strong affordability and indebtedness controls for both new and existing lending and a prudent risk appetite approach. The Retail lending book is concentrated towards lower risk segments which should be better able to withstand the cost of living challenge and rising interest rates

●  Modest evidence of increases in new to arrears and flow to default have been observed in UK mortgages, but new to arrears largely remain stable across unsecured portfolios, where only credit cards new to arrears are slightly above 2019 levels

●  The Group is closely monitoring the impacts of the rising cost of living and higher interest rates on consumers to ensure it remains vigilant for any signs of deterioration. Lending strategies are under continuous review and have been proactively managed and calibrated to the latest macroeconomic outlook, with actions taken to enhance living cost assumptions in affordability assessments with more targeted action for those customers deemed to be most at risk

●  The Retail underlying impairment charge in the first half of 2023 was £592 million, compared to £455 million in the first half of 2022, reflecting the expected credit loss (ECL) allowance build from Stage 1 loans rolling forward into a more adverse economic outlook, as well as modest increases in UK mortgages new to arrears rates. Revisions to the macroeconomic outlook have led to a £41 million ECL increase for the first half of 2023, which compares favourably to the £171 million charge over the first half of 2022, which reflected the deteriorating global outlook, higher inflation and cost of living concerns as a consequence of the Ukraine war

●  ECL judgements to capture the increased risk of inflation and cost of living impacts for Retail customers have been updated. This includes judgements to account for segments of the portfolio considered to be least resilient to disposable income shocks

●  Stage 2 loans and advances to customers now comprise 15.4 per cent of the Retail portfolio (31 December 2022: 14.8 per cent), of which 91.9 per cent are up to date performing loans (31 December 2022: 92.3 per cent). Stage 2 ECL coverage has decreased to 2.8 per cent (31 December 2022: 3.0 per cent) given the UK mortgages portfolio now comprises a higher proportion of Retail Stage 2 balances as a result of updates to the macroeconomic outlook. Stage 2 ECL coverage remains broadly stable by portfolio

●  Stage 3 loans and advances to customers are stable at 2.0 per cent. Stage 3 ECL coverage is flat at 16.4 per cent (31 December 2022: 16.4 per cent)

CREDIT RISK (continued)

Portfolios

UK mortgages

●  The UK mortgages portfolio is well-positioned with a strong loan-to-value (LTV) profile. The Group has actively improved the quality of the portfolio over recent years using robust affordability and credit controls, whilst the balances of higher risk portfolios originated prior to 2008 have continued to reduce

●  New to arrears remain below pre-pandemic experience, but modest increases have been observed this year largely driven by mortgages which originated in the period 2006 to 2008, where there is a high concentration of variable rate customers. The Group is proactively monitoring existing mortgage customers as they reach the end of fixed rate deals with customers' immediate behaviour remaining stable

●  Despite continued macroeconomic uncertainty and inflationary pressures, credit quality for new mortgage lending remains strong and within the Group's risk appetite

●  Total loans and advances to customers reduced to £308.1 billion (31 December 2022: £312.7 billion), with an increase in average LTV to 42.3 per cent (31 December 2022: 41.6 per cent). The proportion of balances with an LTV greater than 90 per cent increased to 1.7 per cent (31 December 2022: 1.4 per cent). New lending at 90 per cent LTV or above is supported through the Mortgage Guarantee Scheme or other risk mitigation and is tightly controlled through enhanced lending criteria. The average LTV of new business decreased to 60.2 per cent (31 December 2022: 61.7 per cent)

●  There was an impairment charge of £191 million for the first half of 2023 reflecting ECL build from Stage 1 loans rolling forward into a more adverse economic outlook, in addition to a modest deterioration in observed credit performance. This compares to a net release of £64 million for the first half of 2022, which reflected benign credit performance and increasing house prices observed over this period. Total ECL coverage remains flat at 0.5 per cent (31 December 2022: 0.5 per cent)

●  Stage 2 loans and advances to customers increased slightly to 15.8 per cent of the portfolio (31 December 2022: 14.8 per cent) due to updates to the macroeconomic outlook, most notably higher UK Bank Rate projections. Stage 2 ECL coverage is stable at 1.4 per cent (31 December 2022: 1.5 per cent)

●  Stage 3 ECL coverage is also stable at 12.6 per cent (31 December 2022: 12.5 per cent)

Credit cards

●  Credit card balances increased to £15.6 billion (31 December 2022: £15.0 billion) due to increased levels of customer spend offset by repayments

●  The credit card portfolio is a prime book which has performed well in recent years. New to arrears rates are slightly above pre-pandemic levels, with the absolute value of new to arrears cases being lower due to the contraction in total balances since 2019

●  The impairment charge was £197 million for the first half of 2023 compared to a charge of £272 million for the first half of 2022, with overall ECL coverage stable at 5.0 per cent (31 December 2022: 5.1 per cent)

●  Coverage by stage remains broadly stable. Stage 2 ECL coverage increased slightly to 15.0 per cent (31 December 2022: 14.5 per cent), along with Stage 3 ECL coverage at 52.3 per cent (31 December 2022: 50.9 per cent)

Loans and overdrafts

●  Loans and advances to customers for unsecured loans and overdrafts increased to £10.9 billion (31 December 2022: £10.3 billion) largely driven by increasing customer demand, with growth concentrated in low risk segments

●  The impairment charge was £160 million for the first half of 2023, compared to £241 million for the first half of 2022 and overall ECL coverage broadly stable at 6.4 per cent (31 December 2022: 6.6 per cent)

●  Stage 2 ECL coverage increased slightly to 23.3 per cent (31 December 2022: 21.4 per cent) and Stage 3 ECL coverage increased to 66.0 per cent (31 December 2022: 64.6 per cent)

CREDIT RISK (continued)

UK Motor Finance

●  The UK Motor Finance portfolio increased to £15.2 billion (31 December 2022: £14.6 billion) with new car supply constraints continuing to ease

●  There was an impairment charge of £43 million for the first half of 2023 compared to £7 million for the first half of 2022, reflecting recent used car price declines from recent high levels. Overall ECL coverage has remained stable at 1.7 per cent (31 December 2022: 1.7 per cent)

●  Updates to residual value (RV) and voluntary termination (VT) risk held against personal contract purchase (PCP) and hire purchase (HP) lending are included within the impairment charge. Updates to account for used car prices, including valuations for battery electric vehicles (BEVs), have increased RV and VT ECL to £116 million (31 December 2022: £92 million)

●  Stage 2 ECL coverage reduced slightly to 3.2 per cent (31 December 2022: 3.4 per cent) and Stage 3 ECL coverage reduced to 49.2 per cent (31 December 2022: 52.6 per cent)

Retail UK mortgages loans and advances to customers1 - statutory basis

	At 30 Jun 2023 £m	At 31 Dec 2022 £m

Mainstream	253,107	253,283
Buy-to-let	48,807	51,529
Specialist	5,857	7,526
Total	307,771	312,338

1  Balances include the impact of HBOS related acquisition adjustments.

Mortgages greater than three months in arrears, excluding repossessions - underlying basisA
	Number of cases		Total mortgage accounts		Value of loans1		Total mortgage balances
	At 30 Jun 2023Cases	At 31 Dec 2022Cases	At 30 Jun 2023%	At 31 Dec 2022%	At 30 Jun 2023£m	At 31 Dec 2022£m	At 30 Jun 2023%	At 31 Dec 2022%

Mainstream	20,547	19,719	1.2	1.1	2,562	2,213	1.0	0.9
Buy-to-let	3,837	3,478	1.0	0.8	512	473	1.0	0.9
Specialist	4,191	4,323	8.6	7.0	698	722	11.6	9.3
Total	28,575	27,520	1.3	1.2	3,772	3,408	1.2	1.1

1  Value of loans represents total gross book value of mortgages more than three months in arrears; the balances exclude the impact of HBOS acquisition adjustments.

CREDIT RISK (continued)

Period end and average LTVs across the Retail mortgage portfolios - underlying basisA
At 30 June 2023	Mainstream %	Buy-to-let %	Specialist %	Total %

Less than 60 per cent	58.8	70.2	86.1	61.2
60 per cent to 70 per cent	18.4	20.9	8.1	18.6
70 per cent to 80 per cent	13.5	8.7	2.3	12.5
80 per cent to 90 per cent	7.2	0.1	1.1	6.0
90 per cent to 100 per cent	2.0	0.0	1.1	1.6
Greater than 100 per cent	0.1	0.1	1.3	0.1
Total	100.0	100.0	100.0	100.0
Average loan to value1:
Stock of residential mortgages	41.6	47.1	34.7	42.3
New residential lending	60.9	53.0	n/a	60.2

At 31 December 2022
Less than 60 per cent	60.3	71.6	86.0	62.8
60 per cent to 70 per cent	19.1	20.3	7.9	19.0
70 per cent to 80 per cent	13.2	7.7	2.5	12.1
80 per cent to 90 per cent	5.7	0.2	1.2	4.7
90 per cent to 100 per cent	1.6	0.1	1.0	1.3
Greater than 100 per cent	0.1	0.1	1.4	0.1
Total	100.0	100.0	100.0	100.0
Average loan to value1:
Stock of residential mortgages	40.9	46.8	35.0	41.6
New residential lending	62.3	58.1	n/a	61.7

1  Average loan to value is calculated as total loans and advances as a percentage of the total indexed collateral of these loans and advances; the balances exclude the impact of HBOS acquisition adjustments.

CREDIT RISK (continued)

Commercial Banking

●  The Commercial portfolio credit quality remains resilient with a focused approach to credit underwriting and monitoring standards and proactive management of exposures to higher risk and vulnerable sectors

●  While a small number of the Group's credit metrics indicate very modest deterioration, these are not considered to be material. Individual risk driver assessments at industry sector level allow increased focus on sectors more vulnerable to changes in consumer spending patterns as well as broader macroeconomic trends

●  The Group has reduced overall exposure to cyclical sectors since 2019 and continues to closely monitor credit quality, sector and single name concentrations. Sector and credit risk appetite continue to be proactively managed to ensure that clients are supported and the Group is protected

●  The Group continues to provide early support to its more vulnerable customers through focused risk management via its Watchlist and Business Support framework. Overall exposures on our Watchlist and in Business Support have increased slightly in the first half of 2023, reflecting the economic environment, while the Group continues to monitor the risk of direct and indirect (consumer led) impact from higher interest rates in the UK. The Group will continue to balance prudent risk management with ensuring support for financially viable clients

●  The Group is cognisant of a number of client risks and headwinds associated with rising inflationary and interest rate pressures especially in, but not limited to, sectors reliant upon consumer discretionary spend. These include reduced asset valuation and refinancing risk, a reduction in market liquidity impacting credit supply and pressure on both household discretionary spending and business margins

●  The Group continues to carefully monitor the level of arrears on lending under the UK Government support schemes, including the Bounce Back Loan Scheme and the Coronavirus Business Interruption Loan Scheme, where UK Government guarantees are in place for 100 per cent and 80 per cent respectively. The Group will continue to review customer trends and take early risk mitigating actions as appropriate, including actions to review and manage refinancing risk

Impairment

●  There was a net impairment charge of £72 million in the first half of 2023, compared to £117 million in the first half of 2022. The charge was driven by an observed performance charge of £108 million largely due to additional charges on existing Stage 3 clients, partly offset by a £36 million release from economic outlook revisions

●  ECL allowances increased by £76 million to £1,925 million at 30 June 2023 (31 December 2022: £1,849 million). The ECL provision at 30 June 2023 captures the impact of inflationary pressures, rising UK Bank rates and supply chain constraints and assumes additional losses will emerge as a result of these

●  Stage 2 loans and advances to customers decreased by £1,827 million to £9,666 million (31 December 2022: £11,493 million), of which 93.2 per cent are current and up to date. Stage 2 loans as a proportion of total loans and advances to customers reduced to 10.3 per cent (31 December 2022: 12.1 per cent). Stage 2 ECL coverage was higher at 5.0 per cent (31 December 2022: 4.4 per cent) with the increase in coverage a result of better quality assets moving back to Stage 1 due to the modestly improved GDP outlook

●  Stage 3 loans and advances to customers reduced to £3,320 million (31 December 2022: £3,371 million) and as a proportion of total loans and advances to customers, remained stable at 3.5 per cent (31 December 2022: 3.5 per cent). Stage 3 ECL coverage increased to 43.3 per cent (31 December 2022: 38.9 per cent), predominantly driven by additional charges on existing Stage 3 clients

CREDIT RISK (continued)

Commercial Banking UK Direct Real Estate

●  Commercial Banking UK Direct Real Estate committed drawn lending stood at £11.2 billion at 31 May 2023 (net of £3.9 billion exposures subject to protection through Significant Risk Transfer (SRT) securitisations), £0.2 billion increase in comparison to 31 December 2022. In addition, there are undrawn lending facilities of £3.4 billion to predominantly investment grade rated corporate customers

●  The Group classifies Direct Real Estate as exposure which is directly supported by cash flows from property activities (as opposed to trading activities, such as hotels, care homes and housebuilders). Exposures of £5.8 billion to social housing providers are also excluded

●  Despite some headwinds, including the inflationary environment and the impact of rising interest rates, the portfolio is well-positioned and proactively managed with conservative LTVs, good levels of interest cover and appropriate risk mitigants in place

●  Lending continues to be heavily weighted towards investment real estate (c.95 per cent) rather than development. Of these investment exposures, c.91 per cent have an LTV of less than 70 per cent, with an average LTV of 44 per cent. The average interest cover ratio was 4.0 times, with 80 per cent having interest cover of above 2 times. In SME, LTV at origination has been typically limited to c.55 per cent, given prudent repayment cover criteria (including notional base rate stress)

●  The portfolio is well diversified with no speculative development lending (defined as property not pre-sold or pre-let at a level to fully repay the debt or generate sufficient income to meet the minimum interest cover requirements). Approximately 47 per cent of exposures relate to commercial real estate, including c.15 per cent secured by office assets, c.12 per cent by retail assets and c.11 per cent by industrial assets. Approximately 41 per cent of the portfolio relates to residential investment

●  Recognising this is a cyclical sector, total (gross and net) and asset type quantum caps are in place to control origination and exposure, including several asset type categories. Focus remains on the UK market and new business has been written in line with a prudent risk appetite criteria including conservative LTVs, strong quality of income and proven management teams. Development lending criteria also includes maximum loan to gross development value and maximum loan to cost, with funding typically only released against completed work, as confirmed by the Group's monitoring quantity surveyor

●  Overall performance has remained resilient. Although the Group saw some increase in cases on its closer monitoring in the CRE Watchlist category, these are predominantly precautionary

●  Use of SRT securitisations also acts as a risk mitigant in this portfolio, with run off of these carefully managed and sequenced

●  Rent collection has largely recovered and stabilised following the coronavirus pandemic, although challenges remain in some sectors

FUNDING AND LIQUIDITY RISK

The Group has maintained its strong funding and liquidity position with a loan to deposit ratio of 96 per cent as at 30 June 2023 (96 per cent as at 31 December 2022). Overall total wholesale funding has increased to £103.5 billion as at 30 June 2023 (31 December 2022: £100.3 billion) as a result of short term funding which has continued to increase towards more normalised levels. The Group maintains its access to diverse sources and tenors of funding.

The Group's liquid assets continue to exceed the regulatory minimum and internal risk appetite, with a liquidity coverage ratio (LCR)1 of 142 per cent as at 30 June 2023 (31 December 2022: 144 per cent) calculated on a Group consolidated basis based on the PRA rulebook. The decrease in LCR is explained primarily by a reduction in customer deposits. All assets within the liquid asset portfolio are hedged for interest rate risk. Following the implementation of structural reform, liquidity risk is managed at a legal entity level with the Group consolidated LCR, representing the composite of the Ring-Fenced Bank and Non-Ring-Fenced Bank entities.

LCR eligible assets1 have reduced to £138.2 billion, from £144.7 billion at 31 December 2022, driven by a reduction in customer deposits. In addition to the Group's reported LCR eligible assets, the Group maintains borrowing capacity at central banks which averaged £71 billion in the 12 months to 30 June 2023. The net stable funding ratio remains strong at 130 per cent as at 30 June 2023 (31 December 2022: 130 per cent).

During the first half of 2023, the Group accessed wholesale funding across a range of currencies and markets with term issuance volumes totalling £9.4 billion, compared to full year guidance of around £15 billion of wholesale issuance needs. Including pre-funding (issued in 2022), 2023 volumes are £10.4 billion in the year to date. The total outstanding amount of drawings from the TFSME has remained stable at £30.0 billion at 30 June 2023 (31 December 2022: £30.0 billion), with maturities in 2025, 2027 and beyond.

The Group's credit ratings continue to reflect the strength of its business model and balance sheet. The rating agencies continue to monitor the impact of cost of living increases and rising rates for the UK banking sector. The Group's strong management and franchise, along with its robust financial performance, capital and funding position, are reflected in the Group's strong ratings.

1  Based on a monthly rolling simple average over the previous 12 months.

FUNDING AND LIQUIDITY RISK (continued)

Group funding requirements and sources
	At 30 Jun 2023 £bn	At 31 Dec 2022 £bn	Change%
Group funding position
Cash and balances at central banks	95.5	91.4	4
Loans and advances to banks1	11.3	10.6	7
Loans and advances to customers	450.7	454.9	(1)
Reverse repurchase agreements - non-trading	36.0	44.9	(20)
Debt securities at amortised cost	12.8	9.9	29
Financial assets at fair value through other comprehensive income	22.2	23.2	(4)
Other assets2	254.3	238.5	7
Total Group assets	882.8	873.4	1
Less other liabilities2	(220.4)	(205.3)	7
Funding requirements	662.4	668.1	(1)

Customer deposits	469.8	475.3	(1)
Wholesale funding3	103.5	100.3	3
Repurchase agreements - non-trading	14.6	18.6	(22)
Term Funding Scheme with additional incentives for SMEs (TFSME)	30.0	30.0
Total equity2	44.5	43.9	1
Funding sources	662.4	668.1	(1)

1  Excludes £0.1 billion (31 December 2022: £0.1 billion) of loans and advances to banks within the Insurance business.

2  Other assets and other liabilities primarily include balances in the Group's Insurance business (for which comparative balances have been restated for the impacts of IFRS 17) and the fair value of derivative assets and liabilities.

3    The Group's definition of wholesale funding aligns with that used by other international market participants; including bank deposits, debt securities in issue and subordinated liabilities. Excludes balances relating to margins of £2.1 billion (31 December 2022: £2.6 billion).

The Group continues to have a well diversified deposit base, with around 65 per cent of deposits coming from Retail customers.

A very significant proportion of the Group's customer deposits are insured, with over 80 per cent of Retail customer balances and 58 per cent of total deposits protected by the insurance schemes such as the Financial Services Compensation Scheme (FSCS).
FUNDING AND LIQUIDITY RISK (continued)

Reconciliation of Group funding to the balance sheet
At 30 June 2023	Included in funding analysis £bn	Cash collateral received £bn	Fair value and other accounting methods £bn	Balance sheet £bn

Deposits from banks	4.0	2.2	-	6.2
Debt securities in issue	87.4	-	(8.1)	79.3
Subordinated liabilities	12.1	-	(2.2)	9.9
Total wholesale funding	103.5	2.2
Customer deposits	469.8	-	-	469.8
Total	573.3	2.2

At 31 December 2022
Deposits from banks	5.1	2.7	(0.5)	7.3
Debt securities in issue	82.3	-	(8.5)	73.8
Subordinated liabilities	12.9	-	(2.2)	10.7
Total wholesale funding	100.3	2.7
Customer deposits	475.3	-	-	475.3
Total	575.6	2.7

Analysis of total wholesale funding by residual maturity
Up to 1 month £bn		1 to 3 months £bn	3 to 6 months £bn	6 to 9 months £bn	9 to 12 months £bn	1 to 2 years £bn	2 to 5 years £bn	Over five years £bn	Total at 30 Jun 2023 £bn	Total at 31 Dec 2022 £bn

Deposits from banks	2.0	0.5	1.2	0.3	-	-	-	-	4.0	5.1
Debt securities in issue:
Certificates of deposit	1.6	3.0	2.0	1.2	1.0	0.1	-	-	8.9	7.2
Commercial paper	2.6	7.0	7.2	1.1	1.7	-	-	-	19.6	12.7
Medium-term notes	-	1.5	1.1	1.0	2.0	12.7	14.5	9.9	42.7	45.3
Covered bonds	-	-	-	1.1	1.1	2.7	5.6	2.2	12.7	14.1
Securitisation	-	-	-	-	-	0.2	2.9	0.4	3.5	3.0
	4.2	11.5	10.3	4.4	5.8	15.7	23.0	12.5	87.4	82.3
Subordinated liabilities	-	0.6	-	-	-	1.8	3.5	6.2	12.1	12.9
Total wholesale funding1	6.2	12.6	11.5	4.7	5.8	17.5	26.5	18.7	103.5	100.3

1  Excludes balances relating to margins of £2.1 billion (31 December 2022: £2.6 billion).

FUNDING AND LIQUIDITY RISK (continued)

Analysis of term issuance in half-year to 30 June 2023
	Sterling £bn	US Dollar £bn	Euro £bn	Other currencies £bn	Total £bn

Securitisation1	1.1	-	-	-	1.1
Covered bonds	1.2	-	0.9	-	2.1
Senior unsecured notes	-	1.1	1.6	0.9	3.6
Subordinated liabilities	0.8	-	-	-	0.8
Additional tier 1	0.8	1.0	-	-	1.8
Total issuance	3.9	2.1	2.5	0.9	9.4

1  Includes significant risk transfer securitisations.

Liquidity portfolio

At 30 June 2023, the banking business had £138.2 billion of highly liquid unencumbered LCR eligible assets, based on a monthly rolling average over the previous 12 months post any liquidity haircuts (31 December 2022: £144.7 billion). This comprises of £133.4 billion LCR level 1 eligible assets (31 December 2022: £140.4 billion) and £4.8 billion LCR level 2 eligible assets (31 December 2022: £4.3 billion). These assets are available to meet cash and collateral outflows and regulatory requirements. The Insurance business manages a separate liquidity portfolio to mitigate insurance liquidity risk.

The banking business also has a significant amount of non-LCR eligible liquid assets which are eligible for use in a range of central bank or similar facilities. Future use of such facilities will be based on prudent liquidity management and economic considerations, having regard for external market conditions.

LCR eligible assets
	Average
	20231 £bn	20222 £bn	Change%

Level 1
Cash and central bank reserves	84.6	84.7
High quality government/MDB/agency bonds3	46.5	53.6	(13)
High quality covered bonds	2.3	2.1	10
Total	133.4	140.4	(5)
Level 24	4.8	4.3	12
Total LCR eligible assets	138.2	144.7	(4)

1  Based on 12 months rolling simple average to 30 June 2023. Eligible assets are calculated as a simple average of month-end observations over the previous 12 months post any liquidity haircuts.

2  Based on 12 months rolling simple average to 31 December 2022. Eligible assets are calculated as a simple average of month-end observations over the previous 12 months post any liquidity haircuts.

3  Designated multilateral development bank (MDB).

4  Includes Level 2A and Level 2B.
	At 30 Jun 2023	At 30 Jun 2022	At 31 Dec 2022

Liquidity coverage ratio1	142%	142%	144%
Net stable funding ratio2	130%		130%

1  The liquidity coverage ratio and its components are calculated as simple averages of month-end observations over the previous 12 months.

2  Net stable funding ratio is based on an average of the four previous quarters.

FUNDING AND LIQUIDITY RISK (continued)

Encumbered assets

The Board and Group Asset and Liability Committee (GALCO) monitor and manage total balance sheet encumbrance, including via a defined risk appetite. At 30 June 2023, the Group had £34.8 billion (31 December 2022: £35.5 billion) of externally encumbered on-balance sheet assets with counterparties other than central banks. The Group also had £711.4 billion (31 December 2022: £705.9 billion) of unencumbered on-balance sheet assets, and £136.6 billion (31 December 2022: £132.0 billion) of pre-positioned and encumbered assets held with central banks. The increase in the latter was primarily driven by additional assets pre-positioned in the second quarter of 2023. Primarily, the Group encumbers mortgages, unsecured lending, credit card receivables and car loans through the issuance programmes and tradable securities through securities financing activity. The Group mainly pre-positions mortgage assets at central banks.

INTEREST RATE SENSITIVITY

The Group manages the risk to its earnings and capital from movements in interest rates centrally by hedging the net liabilities which are stable or less sensitive to movements in rates. As at 30 June 2023, the Group's structural hedge had an approved capacity of £255 billion (stable on 31 December 2022) and a nominal balance of £255 billion.

Illustrative cumulative impact of parallel shifts in interest rate curve1

The table below shows the banking book net interest income sensitivity to an instantaneous parallel increase in interest rates. Sensitivities reflect shifts in the interest rate curve. The marginal reduction in Year 1 sensitivity compared to the year-end and previous half-year is driven by reduced current account and variable rate savings deposit balances. The actual impact will also depend on the prevailing regulatory and competitive environment at the time. This sensitivity is illustrative and does not reflect new business margin implications and/or pricing actions today or in future periods, other than as outlined.

The following assumptions have been applied:

●  Instantaneous parallel shift in interest rate curve, including UK Bank Rate

●  Balance sheet remains constant

●  Illustrative 50 per cent pass-through on deposits and 100 per cent pass-through on assets, which could be different in practice

	Year 1£m	Year 2£m	Year 3£m

+50bps	c.250	c.450	c.650
+25bps	c.125	c.225	c.325
-25bps	(c.150)	(c.225)	(c.325)

1  Sensitivity based on modelled impact on banking book net interest income, including the future impact of structural hedge maturities. Annual impacts are presented for illustrative purposes only and are based on a number of assumptions which are subject to change. Year 1 reflects the 12 months from the 30 June 2023 balance sheet position.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 26 July 2023